Balchem Corporation
Annual Report


03057619



Growth *Strategy*



Contents

Balchem Corporation

Balchem Corporation consists of three business segments: Encapsulated/Nutritional Products (Encapsulates), ARC Specialty Products and BCP Ingredients, Inc. The Encapsulated/Nutritional segment provides proprietary microencapsulation solutions to an expanding variety of applications. Through ARC Specialty Products, Balchem provides specialty-packaged gases for use in healthcare and other industries. BCP Ingredients, Inc. manufactures and supplies unencapsulated feed supplements used primarily in the poultry and swine industries.


BCP vs. Indexes
+40%
+20%
0%
-20%
-40%
2002
BCP
Dow
Nasdaq
S&P
Net Sales
28.7
29.7
33.2
46.1
60.2
98
99
00
01
02
dollars
in millions
Net Income
3.1
3.7
5.1
7.4
98
99
00
01
02

Highlights 2002

- 30% OVERALL REVENUE GROWTH
- 53% ENCAPSULATES REVENUE GROWTH
- 4% ARC SPECIALTY PRODUCTS REVENUE GROWTH
- 45% NET INCOME INCREASE
- TECHNOLOGICAL ADVANCEMENTS AND ACHIEVEMENTS

Statement of Operations (in thousands, except per share data)

Year ended December 31,	2002	2001	% Change
Net sales	**$60,197**	$46,142	30.5%
Earnings before income tax expense	**11,845**	8,369	41.5%
Income tax expense	**4,429**	3,259	35.9%
Net earnings	**7,416**	5,110	45.1%
Basic net earnings per common share	**1.56**	1.10	41.8%
Diluted net earnings per common share	**1.50**	1.05	42.9%

Balance Sheet Data (in thousands, except per share data)

At December 31,	2002	2001	% Change
Total assets	**$53,298**	$44,477	19.8%
Long-term debt	**9,581**	11,323	-15.4%
Total stockholders' equity	**33,269**	25,332	31.3%
Dividends per share	**0.08**	0.065	23.1%

Letter from the President

From one view, 2002 was certainly a remarkable year for Balchem Corporation. In a decidedly down economy, we achieved growth company-wide. We expanded revenue in each of our business segments (topping record performances in 2001), our stock price continued to climb, we invested $10 million in capital improvements, and we broadened our staff size to a new high – *all* while maintaining our solid balance sheet.



From another view, however, our performance in 2002 was not all that surprising. The results were simply the continuing execution of a long-held blueprint – a plan for prudent, focused growth. Underlying our many achievements for the year are the fundamentals of quality products...talent...teamwork... customer service...sound business...and strategic vision.

In other words, Balchem's success in 2002 was no revolution, but an ongoing evolution. We are executing our strategy, and the markets we serve are responding.

Financial Growth

I am pleased to report that 2002 revenue exceeded $60 million company-wide, a milestone for our organization – a 30% increase from the previous year.

A major contributor to this growth was the 53% sales increase in our Encapsulates segment, including contributions from our recently-added choline business – representing double digit segment growth for the third year in a row. Our ARC Specialty Products segment continued to be a solid performer with a 4% increase for the year.

Our growth attracted the attention of Wall Street. Continuing its steady climb, our stock rose 14% for the year – eclipsing all major indices in 2002, and increasing interest among institutional investors. I am also pleased to report that we delivered an $.08 per share dividend to shareholders, representing an annual increase of 23% over the previous year – reflecting our ongoing commitment to maximizing shareholder value.

The majority of our growth in 2002 occurred in the first three quarters. While we would like to show steady growth consistently from quarter to quarter, there is no way to control new sales in a nice, orderly manner such that each quarter exceeds the previous one. But, we are excited about managing this growth going forward.

Physical Growth

As we grow, Balchem is reinvesting in itself. During 2002, *we injected $10 million in capital investments across our* enterprise. We made these investments without incurring any additional debt, a testament to our solid cash flow. These efforts were both practical and strategic – enabling us to increase capacity, enhance research and development, improve customer service and pursue growth opportunities.

We made numerous enhancements to our Verona, MO facility (which was acquired in 2001). These included the construction of a new, state-of-the-art ethylene oxide (EO) cylinder filling operation, as we transitioned our Slate Hill, NY 100% EO business to our Verona facility. This positioning now offers a more efficient distribution point to key customers in the southern and western parts of the nation.

We also added encapsulation capacity to the Verona site. We now manufacture Reashure,® our proprietary encapsulated choline product for transition dairy cows, where our raw choline is produced – offering many efficiencies. Verona is not only a strategic location for our EO business, it is also an ideal distribution point to America's heartland, home to many of our Reashure customers, as well as the large west coast dairy industry. This additional encapsulation capacity, now at another location, provides a "second" source to our customer base.

We unveiled our corporate headquarters in New Hampton, NY, giving us room to grow and offering a range of advantages over our Slate Hill, NY operation. This facility includes new applications, process, and research and development laboratories for our Encapsulates segment, offering world-class facilities ready to serve our expanding list of transnational food manufacturers. This move has also freed up space at our primary Slate Hill encapsulation facility to support our ongoing growth expectations.

Finally, we made operational improvements to our Green Pond, SC facility in a continuing effort to enhance our high standards of quality and safety.

Our growth was not restricted to facilities. We increased our total number of employees to more than 250, enabling us to meet the increased demand for our products. At the same time, we continued to recruit technical talent, such as Dr. Phillip Lee as our new Lipid Principal Scientist and Dr. Jack Garrett as Technical Service Specialist for our Animal Nutrition and Health business.

Demonstrating the strength of our human resources and operations capabilities, these improvements, construction projects and personnel additions were implemented smoothly and without disruption to our customers.

Growing Opportunities

Ultimately, the main contributor to Balchem's growth in 2002, after the support of our customers, was what has long been our greatest advantage: innovation through people. Our ability to proactively anticipate and meet market demands, continually improve operations, employ lean manufacturing principles, and leverage our existing products and expertise continues to drive our success.

Balchem's success in 2002 was no revolution, but an ongoing evolution. We are executing our strategy, and the markets we serve are responding.

In our Encapsulates segment, we further broadened the application of our proprietary encapsulation technology – serving as a solutions provider and not simply an ingredients supplier, forming deeper relationships with major multinational food manufacturers. We introduced significant technical innovations with microencapsulated choline, flavors and bioactives, as we continue to drive innovative solutions in the expanding encapsulates marketplace.

Innovation played a key role in the growth of our ARC Specialty Products segment as well. In 2002, we began marketing new, smaller containers for EO, opening up new market opportunities – including laboratory analysis applications.

These activities brought tangible growth results – born from existing areas of strategic advantage. This is how we will strive to grow Balchem in 2003 and beyond.

2003: Growing Our Vision

We have made significant investments in our infrastructure and our people – investments designed to reap real dividends, guided by strategic vision.

In our Encapsulates segment, global growth, increased distribution and industry recognition remain our priorities. We will continue to focus on niche areas – where our proprietary technology and expertise offer a competitive advantage. We will target transnational corporations, working to apply our technology across broad product lines and various industries.

In our ARC Specialty Products segment, we will continue to seek growth opportunities. Whether that means additional product line extensions or business acquisitions, this growth will be strategic and prudent – advancing our goals of profitability and stability.

Through BCP Ingredients, Inc., we continue to be a key, customer-focused, animal nutrient supplier to the poultry and swine industries with choline products that enhance quality and yield performance.

Across everything we do, we must continue to build upon our core strengths: quality, service and innovation. These are the advantages that have taken us far; I believe they can take us even farther.

I would like to thank everyone – shareholders, employees, directors and customers who helped make 2002 such a great year for Balchem. While I am very proud of our successes, the truly remarkable thing about our company is you...the people who make it go.



Dino A. Rossi
President and Chief Executive Officer



Building/Success

Around the country, across our entire enterprise, Balchem was expanding, innovating, building and improving in 2002.

At the core of this growth was $10 million in capital investments – enhancing all of our facilities and operations. These are improvements that deliver immediate business advantages: increased capacity, greater efficiencies and higher quality. Just as importantly, they are investments in our future...preparing us for continued success.

BALCHEM



Green Pond, SC

- **Growth:**
  - Enhancements to safety and operations
- **Strategy:**
  - Maintain high-quality standards and excellent customer service
  - Position to grow ARC Specialty Products with product line extensions

New Hampton, NY

- **Growth:**
  - Construction of new corporate headquarters
  - Addition of world-class research and development laboratories for Encapsulates segment
- **Strategy:**
  - Accommodate growing workforce
  - Serve transnational food and beverage manufacturers with product development facilities and expertise – opening new sales opportunities
  - Recruit elite industry talent to continue global leadership

Slate Hill, NY

- **Growth:**
  - Increase in production employee workforce
  - Realization of operational efficiencies
- **Strategy:**
  - Maximize utilization of existing fixed asset base
  - Continue to improve quality and productivity levels
  - Prepare for future growth

Verona, MO

- **Growth:**
  - Construction of ethylene oxide (EO) operations
  - Addition of encapsulation facilities – dedicated to the manufacture of Reashure Choline
- **Strategy:**
  - Improve the geographic advantages of our Verona site – as a more strategic distribution point to our EO customers in the southern and western United States, and to our Reashure customers
  - Manufacture Reashure Choline where we produce our raw choline product – increasing efficiency
  - Provide a second source of encapsulated ingredients for additional capacity


Expansion/Vision

Reashure® Stable In Adversity

Sales of Reashure, Balchem's flagship encapsulated animal nutrition product, continued to grow in 2002 – in spite of a difficult farm economy. In the current beleaguered dairy industry, facing its worst year in a decade, farmers responded to the many benefits of this microencapsulated choline product, proven to improve the health and productivity of transition dairy cows. In the months and years ahead, Balchem intends to develop new microencapsulated products for the animal nutrition industries. We will also continue to leverage the credibility of university research, firming our position as an industry leader.

Encapsulates Segment

- **Growth:**
  - 53% sales growth in 2002 (includes new choline business)
  - Numerous technological achievements
  - Growth in patent portfolio
- **Strategy:**
  - Leverage proprietary technology and expertise
  - Target transnational food and beverage manufacturers – using microencapsulation to solve problems and create opportunities
  - Promote product development advantages, speeding time to market





2002 was an outstanding year for our Encapsulates segment…and not just because of its 53% sales growth.

Across a wide variety of food industries – from baked goods and confections to health and wellness – Balchem Encapsulates has established itself as a leader, an expert and a product development partner.

We work to provide "stability in the harshest conditions." Combining proprietary technology and proven applications expertise, we quickly develop new products, mask or maximize flavors, extend shelf-life, improve processes, and gain a true advantage in the marketplace.

We have strategic focus – targeting markets where our microencapsulated solutions will have maximum impact and opportunity. We have expanded our global presence with a strong network of international distributors.

In 2002, we delivered a variety of technological advancements for human use including delivery solutions for choline chloride, bioactives, flavors and other high-potential growth products. We also registered numerous new patents, which support our business and protect our technology.

At the same time, we recognize true leadership comes not from technology, but from people. This year, we fortified our technical team with such additions as Dr. Phillip Lee and Dr. Jack Garrett. We also strengthened our sales efforts by adding Peter Zambetti as National Sales Director for Nutrients, Ilya Zhivkovich as Strategic Portfolio Manager – Flavors, and Jody Sullivan and Tom Hickley as Technical Sales Representatives in Animal Nutrition and Health. All are veterans of global companies, and all are focused on targeted growth areas.

Leadership. Focus. Innovation. Expertise. These were the ingredients of our success in 2002. They are the foundation of our future opportunities.



Improving/Operations

This was a particularly exciting year for ARC Specialty Products. While we generated a solid 4% increase in sales for 2002, up slightly from its typical 2-3% growth, the bigger story was behind-the-scenes.

This year, we moved the 100% ethylene oxide (EO) operation from our Slate Hill, NY facility to our newly-constructed site in Verona, MO. EO is used in the sterilization of medical devices nationwide. In an industry where a late shipment could be a major problem, this highly complex move was accomplished with no disruptions. The result is another state-of-the-art facility, providing enhanced service efficiency, with a focus on safety and quality products.

While unveiling this new plant, we also achieved an important innovation in our EO business. We introduced new, smaller cylinder options for use in laboratory applications – opening a new business opportunity.

We also continued to expand sales of our specialty gas blend for the spice industry. Launched in 2001, this blend continues to have potential in a growing market.

Customer focus and continued improvement. This is the credo that has made this segment a proven performer. Now in Verona, Green Pond and Slate Hill, that promise continues.

ARC Specialty Products Segment

- **Growth:**
  - 4% sales growth
  - New facilities, new cylinder options
- **Strategy:**
  - Maintain emphasis on customer service excellence
  - Continue to explore growth opportunities through strategic acquisitions, and through innovative applications of existing products



Solid/Performance

Acquired midway through 2001, BCP Ingredients is our unencapsulated animal feed supplements segment, primarily providing unencapsulated choline chloride for the poultry and swine industries. Sales for this segment were $10 million in 2002.

As we work through the challenging economics of this commodity-oriented market, we will work to increase production efficiencies and profitability of this animal health segment.

This acquisition is exactly the sort of opportunity that requires sound, strategic actions to derive substantial synergies with our other business segments.



BCP Ingredients, Inc. Segment

- **Growth:**
  - 52% growth (compared to six-month ownership period in 2001)
- **Strategy:**
  - Maintain core business with high standards of quality; seek ways to expand business
  - Enjoy solid sales performance in a relatively difficult commodity-based market, providing a foundation for future growth

Looking/Ahead

Not many companies can claim the kind of growth realized by Balchem in 2002. Fewer still can match our solid balance sheet. However, the most important thing about 2002 for Balchem was not our current return – it is our future focus.

In the midst of a record year, we reinvested significant resources in our facilities, our technology and our people. While our Specialty Products segment is a perennial performer, and our Encapsulates segment has delivered significant growth, we continue to seek improvement and enhancement in the BCP Ingredients segment and all areas of these operations. Despite our 35-year history, we feel like we are just getting started.

Following through on our vision, we will work to continue to build each of our business segments. We will leverage existing areas of strength to anticipate and meet customer demand. We will keep an eye on key opportunities to expand our company. Through it all, we will maintain our emphasis on sound business and shareholder value.

Growth is our goal...strategy is our guide...and our future is exciting indeed.



Net Earnings per Common Share (Basic)

Shareholders' Equity


amounts
in dollars
.61
.64
.80
1.10
1.56
98
99
00
01
02
18.0
19.6
25.3
33.3
dollars
in thousands
98
99
00
01
02

Financial Highlights 2002

Statement of Operations (in thousands, except per share data)

Year ended December 31,	2002	2001	2000	1999	1998
Net sales	**$60,197**	$46,142	$33,198	$29,682	$28,721
Earnings before income tax expense	**11,845**	8,369	5,996	4,905	4,628
Income tax expense	**4,429**	3,259	2,267	1,811	1,673
Net earnings	**7,416**	5,110	3,729	3,094	2,955
Basic net earnings per common share	**1.56**	1.10	.80	.64	.61
Diluted net earnings per common share	**1.50**	1.05	.78	.63	.60

Balance Sheet Data (in thousands, except per share data)

At December 31,	2002	2001	2000	1999	1998
Total assets	**$53,298**	$44,477	$23,222	$22,030	$22,648
Long-term debt	**9,581**	11,323	—	1,250	3,750
Other long-term obligations	**2,521**	1,345	362	606	841
Total stockholders' equity	**33,269**	25,332	19,580	17,939	15,775
Dividends per share	**.08**	.065	.06	.05	.033

The Company's common stock is traded on the American Stock Exchange under the symbol BCP. The high and low closing prices for the common stock are as recorded in the American Stock Exchange Market Statistical Reports for 2002, 2001, and 2000 for each quarterly period during the past three years, and are adjusted for all stock splits and/or dividends.

	2002		2001		2000	
Quarterly Period	High	Low	High	Low	High	Low
1st Quarter	**$21.80**	**$19.55**	$15.85	$13.40	$ 9.25	$ 7.00
2nd Quarter	**23.50**	**20.85**	19.00	13.90	12.00	8.00
3rd Quarter	**24.70**	**19.40**	22.45	17.30	12.44	10.88
4th Quarter	**24.30**	**21.53**	22.10	19.55	13.44	10.13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _____ .

Commission file number: 1-13648

Balchem Corporation

(Exact name of registrant as specified in its charter)

Maryland	13-257-8432
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

P.O. Box 600, New Hampton, NY 10958
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: (845) 326-5600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.06-2/3 per share	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☑ No ☐

The aggregate market value of the Common Stock issued and outstanding and held by nonaffiliates of the Registrant, based upon the closing price for the Common Stock on the American Stock Exchange on June 28, 2002 was approximately $109,268,258. For purposes of this calculation, shares of the registrant held by directors and officers of the registrant and under the registrant's 401(k)/profit sharing plan have been excluded.

The number of shares outstanding of the Registrant's common stock was 4,903,240 as of March 1, 2003.

DOCUMENTS INCORPORATED BY REFERENCE

Selected portions of the registrant's proxy statement for its 2003 Annual Meeting of Stockholders (the "2003 Proxy Statement") are incorporated by reference in Part III of this Report.



Part I

Item 1. Business

General:

Balchem Corporation ("Balchem", or the "Company"), incorporated in the State of Maryland in 1967, is engaged in the development, manufacture and marketing of specialty performance ingredients and products for the food, feed and medical sterilization industries. Presently, the Company has three segments, specialty products, encapsulated / nutritional products and the unencapsulated feed supplements segment, the latter being a result of the June 1, 2001 acquisition by BCP Ingredients, Inc. ("BCP"), a wholly owned subsidiary of Balchem, of certain assets of DCV, Inc. and its affiliate, DuCoa L.P. Products relating to choline animal feed for non-ruminant animals are primarily reported in the unencapsulated feed supplements segment. Human choline nutrient products and encapsulated products are reported in the encapsulated / nutritional products segment.

Balchem has a currently inactive Canadian subsidiary, Balchem, Ltd.

References in this Report to the Company mean Balchem and/or its subsidiary BCP as the context requires.

The Company sells its products through its own sales force, independent distributors and sales agents. Financial information concerning the Company's business and business segments appears in the Consolidated Financial Statements included under Item 8 herein, which information is incorporated herein by reference.

Encapsulated / Nutritional Products

The encapsulated / nutritional products segment predominantly encapsulates performance ingredients for use throughout the food and animal health industries to enhance nutritional fortification, processing, mixing, packaging applications and shelf-life improvement. Major end product applications are baked goods, refrigerated and frozen dough systems, processed meats, seasoning blends and confections. Human grade choline nutrient products are also marketed through this industry segment. Choline is recognized to play a key role in the structural integrity of cell membranes, processing dietary fat, reproductive development and neural functions, such as memory and muscle function.

In late 1999, the Company launched Reashure™, its encapsulated choline for ruminant animals, having successfully completed university and field trials. Commercial sales are currently targeted to the dairy industry where Reashure™, delivers nutrient supplements through the rumen providing required levels to dairy cows during certain weeks preceding and following calving, commonly referred to as the "transition period" of the animal.

In 2002, this segment introduced several new products and product applications that are being sold commercially for enhancement of shelf-life and fortification in certain markets of the food industry. The Company also has several new products and product applications for the food market in test production or test marketing status.

This segment also includes a line of endothermic blowing and nucleating agents that are marketed to the foamed plastics industry exclusively through a marketing partner.

Specialty Products

The specialty products segment repackages and distributes the following specialty gases: ethylene oxide, blends of ethylene oxide, propylene oxide and methyl chloride.

Ethylene oxide, at the 100% level, is sold as a chemical sterilant gas, primarily for use in the health care industry. It is used to sterilize medical devices ranging from syringes and catheters to scalpels, gauze, bandages and surgical kits, because of its versatility and effectiveness in treating hard or soft surfaces, composites, metals, tubing and different types of plastics without negatively impacting the performance or appearance of the device being sterilized. The Company's 100% ethylene oxide product is distributed by the Company in reusable double-walled stainless steel drums to assure compliance with safety, quality and environmental standards as outlined by the U.S. Environmental Protection Agency (the "EPA") and the U.S. Department of Transportation. The Company's inventory of these specially built drums, along with the Company's three filling facilities, represent a significant capital investment. Contract sterilizers, medical device manufacturers, medical gas distributors and hospitals are the Company's principal customers for this product. As a fumigant, ethylene oxide blends are highly effective in killing bacteria, fungi, and insects in spices and other seasoning materials.

Due to consolidation of customer businesses in the contract sterilizer industry, the Company has one Specialty Products customer, Sterigenics, which accounted for approximately 9% and 11% of the Company's net sales in 2002 and 2001, respectively. This customer accounted for 11% of the Company's accounts receivable balance at December 31, 2002 and 2001, respectively. The loss of such customer could have a material adverse effect on the Company.

Two other products, propylene oxide and methyl chloride, are sold principally to customers seeking smaller (as opposed to bulk) quantities whose requirements include timely delivery and safe handling. Propylene oxide is used for bacteria reduction in spice treatment and in the chemical synthesis market. It is also utilized in manufacturing operations to make paints more durable, and for manufacturing specialty starches and textile coatings. Methyl chloride is used as a raw material in specialty herbicides, fertilizers and pharmaceuticals, as well as in malt and wine preservers.

Unencapsulated feed supplements

The unencapsulated feed supplements segment is in the business of manufacturing and supplying choline chloride, an essential nutrient for animal health, predominantly to the poultry and swine industries. Choline, a vitamin B-complex, plays a vital role in the metabolism of fat and the building and maintaining of cell structures. Choline deficiency can result in, among other symptoms, reduced growth and perosis in chicks, and fatty liver, kidney necrosis and general poor health condition in baby pigs. In addition, certain derivatives of choline chloride are also manufactured and sold into industrial applications.

Choline chloride is manufactured and sold in both an aqueous and dry form and is sold through the Company's own sales force, independent distributors and sales agents.

Raw materials:

The raw materials utilized by the Company in the manufacture of its products are generally available from a number of commercial sources. The Company is not experiencing any current difficulties in procuring such materials and does not anticipate any such problems; however, the Company cannot assure that will always be the case.

Patents/Licensing:

The Company currently holds a number of patents and uses certain tradenames and trademarks. It also uses know-how, trade secrets, formulae and manufacturing techniques that assist in maintaining competitive positions of certain of its products. Formulae and know-how are of particular importance in the manufacture of a number of the Company's products. The Company believes that certain of its patents, in the aggregate, are advantageous to its business. However, it is believed that no single patent or related group of patents is currently material to the Company as a whole and, accordingly, that the expiration or termination thereof would not materially affect its business. The Company believes that its sales and competitive position are dependent primarily upon the quality of its products, its technical sales efforts and market conditions, rather than on any patent protection.

As discussed below under "Environmental Matters" the Company's ability to sell ethylene oxide is dependent upon maintaining registration with the EPA as a medical device sterilant and spice fumigant. In addition, certain of the Company's encapsulated and choline products must meet state licensing requirements prior to sales in such states.

Seasonality:

In general, the business of the Company's segments is not seasonal to any material extent.

Backlog:

At December 31, 2002, the Company had a total backlog of $991,000 (including $527,000 for the encapsulated / nutritional products segment, $321,000 for the specialty products segment and $143,000 for the unencapsulated feed supplements segment), as compared to a total backlog of $936,000 at December 31, 2001 (including $484,000 for the encapsulated / nutritional products segment and $272,000 for the specialty products segment and $180,000 for the unencapsulated feed supplements segment). It has generally been the Company's policy and practice to maintain an inventory of finished products or component materials for its segments to enable it to ship products within a short time after receipt of a product order.

Competition:

The Company's competitors include many large and small companies, some of which have greater financial, research and development, production and other resources than the Company. Competition in the encapsulation markets served by the Company is based primarily on performance, customer support, quality, service and price. The development of new and improved products is important to the Company's success. This competitive environment requires substantial investments in product and manufacturing process research and improvement. In addition, the winning and retention of customer acceptance of the Company's encapsulated products involve substantial expenditures for applications testing and sales efforts. The Company also engages various universities to assist in research and provide independent third-party data. In the specialty products business, the Company faces competition from alternative sterilizing technologies and products. Competition in the animal feed markets served by the Company is based primarily on service and price.

Research & Development:

During the years ended December 31, 2002, 2001 and 2000, the Company incurred research and development expense of approximately $1.9 million, $1.6 million and $1.1 million, respectively, on Company-sponsored research and development for new products and improvements to existing products and manufacturing processes, principally in the encapsulated / nutritional products segment. During the year ended December 31, 2002, an average of 12 employees were devoted full time to research and development activities. The Company has historically funded its research and development programs with funds available from current operations with the intent of recovering those costs from profits derived from future sales of products resulting from, or enhanced by, the research and development effort.

The Company reviews its product development activities in an effort to allocate its resources to those product candidates that the Company believes have the greatest commercial potential. Factors considered by the Company in determining the products to pursue include projected markets and needs, status of its proprietary rights, technical feasibility, expected and known product attributes, and estimated costs to bring the product to market.

Capital Projects:

Capital expenditures were approximately $10.0 million for 2002. The Company expanded the manufacturing, processing and distribution facilities at its recently acquired Verona, Missouri facility to enable it to handle operations for its specialty products and encapsulated choline products businesses. The Company has also initiated capital projects at its South Carolina facility and entered into a lease for a new headquarters office and laboratory facility and effected capital improvements to the new premises. Capital expenditures are projected to be approximately $2.4 million for calendar year 2003.

Environmental / Regulatory Matters:

The Federal Insecticide, Fungicide and Rodenticide Act, as amended, a health and safety statute, requires that certain products within the Company's specialty products segment must be registered with the EPA. In order to obtain a registration, an applicant typically must demonstrate through extensive test data that its product will not cause unreasonable adverse effects on the environment. The Company holds an EPA registration to permit it to sell packaged 100% ethylene oxide as a medical device sterilant and spice fumigant. The Company is in the process of re-registering this product use. The re-registration requirement is a result of a congressional enactment during 1988 requiring the re-registration of this product and all products that are used as pesticides. The Company, in conjunction with one other company, has conducted the required testing under the direction of the EPA. Testing has concluded and the EPA has stated that, due to a backlog of projects, it cannot anticipate a date for completing the re-registration process for this product at this time. The Company intends to recover the cost of re-registration in the selling price of the sterilant.

The Company's management continues to believe it will be successful in obtaining re-registration for this product as it has met the EPA's requirements thus far. Additionally, the product is used as a sterilant with certain qualities and no known, equally effective substitute. Management believes absence of availability of this product could not be easily tolerated by various medical device manufacturers and the health care industry due to the resultant infection potential if the product were unavailable.

Under California's Proposition 65 (Safe Drinking Water and Toxic Enforcement Act of 1986), 100% ethylene oxide, when used as a sterilant or fumigant, is listed by the State of California as a carcinogen and reproductive toxin. As a result, the Company is required to provide a prescribed warning to any person in California who may be exposed to this product; failure to do so would result in liability of up to $2,500 per day per person exposed.

The California Birth Defect Law of 1984 requires the California Department of Food and Agriculture ("CDFA") to identify chemicals in "widespread use" for which significant data gaps exist, and requires registrants for those products to submit the data or pay an assessment to the CDFA to fund independent development of the data. The CDFA determined that data gaps existed for ethylene oxide. After initially requesting an exemption, the Company, along with another registrant, agreed to submit information to close the data gaps. The registrants have provided requested data, and, to the Company's knowledge, fulfilled the data submission obligations to the CDFA.

The Company's Verona facility, while held by a prior owner, was designated by the EPA as a Superfund site and placed on the National Priorities List in 1983, because of dioxin contamination on portions of the site. Remediation conducted by the prior owner under the oversight of the EPA and the Missouri Department of Natural Resources ("MDNR") included removal of dioxin contaminated soil and equipment, capping of areas of residual contamination in four relatively small areas of the site separate from the manufacturing facilities, and the installation of wells to monitor groundwater and surface water contamination by organic chemicals. No ground water or surface water treatment was required. The Company believes that remediation of the site is complete. In 1998, the EPA certified the work on the contaminated soils to be complete. In February 2000, after the conclusion of the two years of monitoring groundwater and surface water, the former owner submitted a draft third party risk assessment report to the EPA and MDNR recommending no further action. The prior owner is awaiting the response of the EPA and MDNR to the draft risk assessment.

While the Company must maintain the integrity of the capped areas in the remediation areas on the site, the prior owner is responsible for completion of any further Superfund remedy. The Company is indemnified by the sellers under its May 2001 asset purchase agreement covering its acquisition of the Verona facility for potential liabilities associated with the Superfund site and one of the sellers, in turn, has the benefit of certain contractual indemnification by the prior owner that is implementing the above-described Superfund remedy.

In connection with normal operations at its plant facilities, the Company is required to maintain environmental and other permits including those relating to ethylene oxide operations.

The Company believes it is in compliance in all material respects with federal, state and local provisions that have been enacted or adopted regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Such compliance includes the maintenance of required permits under air pollution regulations and compliance with requirements of the Occupational Safety and Health Administration. The cost of such compliance has not had a material effect upon the results of operations or financial condition of the Company. The proceeding referred to in Item 3 below has been substantially completed.

Employees:

As of March 1, 2003, the Company employed approximately 217 persons. Approximately 52 employees at the Company's Verona, Missouri facility are covered by a collective bargaining agreement.

Certain Factors Affecting Future Operating Results:

This Report contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the Company's expectation or belief concerning future events that involve risks and uncertainties. The Company can give no assurances that the expectations reflected in forward-looking statements will prove correct and various factors could cause results to differ materially from the Company's expectations. Certain factors that might cause such a difference include, without limitation; (1) changes in the laws or regulations affecting the operations of the Company; (2) changes in the business tactics or strategies of the Company; (3) acquisition(s) of assets or of new or complementary operations, or divestiture of any segment of the existing operations of the Company; (4) changing market forces or contingencies that necessitate, in management's judgment, changes in plans, strategy or tactics of the Company; and (5) fluctuations in the investment markets or interest rates, which might materially affect the operations or financial condition of the Company, as well as the following matters, and all forward-looking statements are qualified in their entirety by these cautionary statements:

Competition. The Company faces competition in its markets from a number of large and small companies, some of which have greater financial, research and development, production and other resources than the Company. Various of the Company's products also face competition from products or technologies that may be used as an alternative therefor. The Company's competitive position is based principally on performance, quality, customer support, service, breadth of product line, manufacturing technology and the selling prices of its products. The Company's competitors can be expected to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. There can be no assurance that the Company will have sufficient resources to maintain its current competitive position or market share.

Environmental and Regulatory Matters. Pursuant to applicable environmental and safety laws and regulations, the Company is required to obtain and maintain certain governmental permits and approvals, including an EPA registration for its ethylene oxide sterilant product. Permits and approvals may be subject to revocation, modification or denial under certain circumstances. While the Company believes it is in compliance in all material respects with environmental laws, there can be no assurance that operations or activities of the Company (including the status of compliance by the prior owner of the Verona facility under Superfund remediation) will not result in administrative or private actions, revocation of required permits or licenses, or fines, penalties or damages, which could have an adverse effect on the Company. In addition, the Company cannot predict the extent to which any legislation or regulation may affect the market for the Company's products or its cost of doing business.

Raw Materials. The principal raw materials used by the Company in the manufacture of its products can be subject to price fluctuations. While the selling prices of the Company's products tend to increase or decrease over time with the cost of raw materials, such changes may not occur simultaneously or to the same degree. There can be no assurance that the Company will be able to pass increases in raw material costs through to its customers in the form of price increases. Increases in the price of raw materials, if not offset by product price increases, could have an adverse impact upon the profitability of the Company. In addition, the Company is not experiencing any current difficulties in procuring such materials and does not anticipate any such problems. However, the Company cannot assure that this will always be the case.

Reliance on Continued Operation and Sufficiency of Facilities and on Unpatented Trade Secrets. The Company's revenues are dependent on the continued operation of its manufacturing, packaging and processing facilities. The operation of the Company's facilities involves risks, including the breakdown, failure or substandard performance of equipment, power outages, the improper installation or operation of equipment, explosions, fires, natural disasters and the need to comply with environmental and other directives of governmental agencies. The occurrence of material operational problems, including but not limited to the above events, may adversely affect the profitability of the Company during the period of such operational difficulties. The Company's competitive position is also dependent upon unpatented trade secrets. There can be no assurance that others will not independently develop substantially equivalent proprietary information.

Risks Associated with Foreign Sales. For the year ended December 31, 2002, approximately 9% of the Company's net sales consisted of sales outside the United States, predominately to Europe. Such sales are generally denominated in U.S. Dollars at a specific price per unit. Changes in the relative values of currencies take place from time to time and could in the future adversely affect prices for the Company's products. In addition, international sales are subject to other inherent risks, including possible labor unrest, political instability and export duties and quotas. There can be no assurance that these factors will not have a material adverse impact on the Company's ability to increase or maintain its international sales.

Dependence on Key Personnel. The Company's operations are dependent on the continued efforts of its senior executives. The loss of the services of a number of senior executives could have a material adverse effect on the Company.

Available Information:

The Company's Internet website address is www.balchem.com. Commencing with this Annual Report, the Company makes available through its website, free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to such reports, as soon as reasonably practicable after they have been electronically filed with the Securities and Exchange Commission. Such reports are available via a link from the Investor Information page on the Company's website to a list of the Company's reports on the Securities and Exchange Commission's Edgar website.

Item 2. Properties

In February, 2002, the Company entered into a ten (10) year lease for approximately 20,000 square feet of office space in New Hampton, New York. The office space is serving as the Company's general offices and as laboratory facilities for the Company's encapsulated / nutritional products business.

Manufacturing facilities of the Company's encapsulated products segment and a drumming facility for the Company's ethylene oxide business, are presently housed in four buildings located, together with a 14,900 square foot steel warehouse, in Slate Hill, New York. The Company owns a total of approximately 16 acres of land on several parcels in this community.

The Company also owns a facility located on an approximately 24 acre parcel of land in Green Pond, South Carolina. The facility consists of a drumming facility, a maintenance building and an office building. The Company uses the facility as a terminus, warehouse and drum filling station for its products in its specialty products segment.

The Verona facility site, which is approximately 100 acres in size, consists of manufacturing facilities relating to the choline animal feed and human choline nutrient product lines, and a drumming facility for the Company's ethylene oxide business, together with buildings utilized for warehousing such products. The facility, while under prior ownership, was designated by the EPA as a Superfund site and placed on the National Priorities List in 1983, as a result of dioxin contamination discovered on portions of the site and has been the subject of remediation efforts by the prior owner. See discussion under Item 1 "Environmental/Regulatory Matters".

Item 3. Legal Proceedings

In 1982 the Company discovered and thereafter removed a number of buried drums containing unidentified waste material from the Company's site in Slate Hill, New York. The Company thereafter entered into a Consent Decree to evaluate the drum site with the New York Department of Environmental Conservation ("NYDEC") and performed a Remedial Investigation/Feasibility Study that was approved by NYDEC in February 1994. Based on NYDEC requirements, the Company cleaned the area and removed additional soil from the drum burial site. The cost for this clean-up and the related reports was approximately $164,000. Clean-up was completed in 1996, but

NYDEC required the Company to monitor the site through 1999. The Company continues to be involved in discussions with NYDEC to evaluate test results and determine what, if any, additional actions will be required on the part of the Company to close out the remediation of this site. Additional actions, if any, would likely require the Company to continue monitoring the site. The cost of such monitoring has recently been less than $5,000 per year.

The Company is also involved in other legal proceedings through the normal course of business. Management believes that any unfavorable outcome related to these other proceedings will not have a material effect on the Company's financial position, results of operations or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2002.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters

(a) Market Information.

The Company's common stock is traded on the American Stock Exchange under the symbol BCP. The high and low closing prices for the common stock as recorded in the American Stock Exchange Market Statistical Reports for 2002 and 2001, for each quarterly period during the past two years were as follows:

Quarterly Period	High	Low
Ended March 31, 2002	$ 21.80	$ 19.55
Ended June 30, 2002	23.50	20.85
Ended September 30, 2002	24.70	19.40
Ended December 31, 2002	24.30	21.53

Quarterly Period	High	Low
Ended March 31, 2001	$ 15.85	$ 13.40
Ended June 30, 2001	19.00	13.90
Ended September 30, 2001	22.45	17.30
Ended December 31, 2001	22.10	19.55

(b) Record Holders.

As of March 1, 2003, the approximate number of holders of record of the Company's common stock was as follows:

Title of Class	Number of Record Holders
Common Stock, $.06-2/3 par value	234*

*An unknown number of stockholders hold stock in street name. The total number of beneficial owners of the Company's common stock is estimated to be approximately 1,400.

(c) Dividends.

The Company declared a cash dividend of $0.08 per share on the common stock during its fiscal year ended December 31, 2002.

Item 6. Selected Financial Data

	(In thousands, except per share data)				
Year ended December 31,	2002(1)	2001(1)	2000	1999	1998
Statement of Operations Data					
Net sales	$ 60,197	$ 46,142	$ 33,198	$ 29,682	$ 28,721
Earnings before income tax expense	11,845	8,369	5,996	4,905	4,628
Income tax expense	4,429	3,259	2,267	1,811	1,673
Net earnings	7,416	5,110	3,729	3,094	2,955
Basic net earnings per common share	1.56	1.10	.80	.64	.61
Diluted net earnings per common share	1.50	1.05	.78	.63	.60

At December 31,	2002	2001	2000	1999	1998
Balance Sheet Data					
Total assets	$ 53,298	$ 44,477	$ 23,222	$ 22,030	$ 22,648
Long-term debt	9,581	11,323	-	1,250	3,750
Other long-term obligations	2,521	1,345	362	606	841
Total stockholders' equity	33,269	25,332	19,580	17,939	15,775
Dividends per common share	$ .08	$ .065	$ .06	$ .05	$ .033

(1) The Selected Financial Data includes the operating results, cash flows, assets and liabilities relating to the acquisition of certain assets and product lines of DCV, Inc. and its affiliate DuCoa L.P. from the date of acquisition (June 1, 2001) forward.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Report contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which reflect the Company's expectation or belief concerning future events that involve risks and uncertainties. The actions and performance of the Company could differ materially from what is contemplated by the forward-looking statements contained in this Report. Factors that might cause differences from the forward-looking statements include those referred to or identified in Item 1 above. Reference should be made to such factors and all forward-looking statements are qualified in their entirety by the above cautionary statements.

(Dollars in thousands, except share data)

Results of Operations:

Fiscal Year 2002 compared to Fiscal Year 2001

Net sales for 2002 were $60,197 as compared with $46,142 for 2001, an increase of $14,055 or 30.5%. Net sales for the specialty products segment were $22,028 for 2002 as compared with $21,130 for 2001, an increase of $898 or 4.2%. Net sales for the encapsulated / nutritional products segment were $27,990 for 2002 as compared with $18,312 for 2001, an increase of $9,678 or 52.9%. Sales of the core encapsulates business (before giving effect to the June 1, 2001 acquisition of certain assets, excluding accounts receivable and inventories, relating to the choline animal feed, human choline nutrient and encapsulated product lines of DCV, Inc. and its affiliate, DuCoa L.P.), increased 45.6% based on growth in the domestic food, animal nutrition and industrial application markets. When combined with sales of human choline products (the latter product line having been derived from the 2001 acquisition), growth of 52.9% for the entire encapsulated / nutritional products segment was achieved. The growth in sales to the domestic food market is principally the result of increased volumes sold which can be attributed principally to new products and new applications to both existing and new customers. Sales of Reashure™ strengthened through growth from existing customers and from the addition of new customers and added distribution channels globally. Net sales of $10,179 were realized in the unencapsulated feed supplements segment for 2002, which markets choline additives for the poultry and swine industries as well as industrial choline derivative products as compared with $6,700 for 2001 which only reflected sales after June 1, 2001.

Gross margin percentage was 38.7% and 38.8% for 2002 and 2001, respectively. Margins were unfavorably affected principally by increased sales of lower margin feed products to the poultry and swine markets in the unencapsulated feed supplements segment. Margins in the encapsulated / nutritional products segment were favorably affected by increased production and the mix of products sold. Margins for the specialty products segment were favorably affected by increased production volumes of the Company's products utilizing ethylene oxide. The Company adopted the provisions of

SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002 whereby goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Accordingly, the Company did not recognize any expense relating to goodwill amortization in 2002 as compared to a 2001 expense of $170.

Operating expenses for 2002 increased to $11,125 from $9,771 for 2001, an increase of $1,354 or 13.9%. However, total operating expenses as a percentage of sales were 18.5% for 2002 as compared to 21.2% for 2001. This increase in operating expenses was due to increased advertising expense and increased personnel in the area of sales and marketing, for the encapsulated / nutritional products segment. Total payroll expenses related to these and other administrative areas increased approximately $558 for 2002 as compared to 2001. In particular, additional sales personnel were added to support the animal nutrition business, additional research and application personnel have been added to support a more expansive research and development program for both human and animal markets and additional selling expenses were incurred as a result of the June 1, 2001 acquisition. During 2002 and 2001, the Company spent $1,907 and $1,631, respectively, on Company-sponsored research and development programs, substantially all of which pertained to the Company's encapsulated / nutritional products segment for both food and animal feed applications.

As a result of the foregoing, earnings from operations for 2002 were $12,185 as compared to $8,155 for 2001. Earnings from operations for the specialty products segment for 2002 were $7,240 as compared to $6,612 for 2001. Earnings from operations for the encapsulated / nutritional products segment for 2002 were $5,118 as compared to $1,582 for 2001. The unencapsulated feed supplements segment incurred a loss from operations for 2002 of $173 as compared to a loss of $39 for 2001. The 2001 earnings from operations for this segment reflect results relating to the acquisition of certain assets and product lines of DCV, Inc. and its affiliate DuCoa L.P. from the date of acquisition (June 1, 2001) forward.

Interest income for 2002 totaled $42 as compared to $110 for 2001. Interest expense for 2002 totaled $389 as compared to $387 for 2001. This increase is the result of the Company not having any borrowings outstanding during the first five months of 2001, partially offset by lower average interest rates for 2002.

The Company's effective tax rate for 2002 was 37.4% compared to 38.9% in 2001 primarily due to favorable shift in the mix of taxable income to lower state tax rate jurisdictions.

As a result of the foregoing, net earnings were $7,416 for 2002 as compared with $5,110 for 2001.

Fiscal Year 2001 compared to Fiscal Year 2000

Net sales for 2001 were $46,142 as compared with $33,198 for 2000, an increase of $12,944 or 39.0%. Net sales for the specialty products segment were $21,130 for 2001 as compared with $20,113 for 2000, an increase of $1,017 or 5.1%. Such increase is the result of favorable product mix of ethylene oxide related products and increased volumes sold of ethylene oxide related products during 2001. Net sales for the encapsulated / nutritional products segment were $18,312 for 2001 as compared with $13,085 for 2000, an increase of $5,227 or 39.9%. This increase was due principally to sales of human choline nutrients, a product line acquired as part of the June 1, 2001 acquisition of certain assets relating to the choline animal feed, human choline nutrient, and encapsulated product lines of DCV, Inc. and its affiliate, DuCoa L.P. Increased volumes sold into the domestic food and animal nutrition (Reashure™) markets contributed significantly as well. Sales of Reashure™ continued to strengthen through growth from existing customers and from the addition of new customers and added distribution channels globally. The increases noted above were partially offset by a decline in sales to the specialty industrial market. The unencapsulated feed supplements segment sales, realized as a result of the above noted acquisition were $6,700 for 2001.

Gross margin percentage for 2001 was 38.8% as compared to 42.3% for 2000. Margins were affected by sales of lower margin feed products to the poultry and swine markets in the unencapsulated feed supplements segment. Margins for the specialty products segment were favorably affected by increased volumes sold of ethylene oxide related products and a more favorable mix of ethylene oxide and propylene oxide products sold. Margins improved in the encapsulated / nutritional products segment, a result of efficiencies realized from increased production and the mix of products sold during 2001. The Company adopted the provisions of SFAS No.142, Goodwill and Other Intangible Assets, as of January 1, 2002 whereby goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No.142.

Operating expenses for 2001 increased to $9,771 from $8,103 for 2000, an increase of $1,668 or 20.6%. Total operating expenses as a percentage of sales were 21.2% for 2001 as compared to 24.4% for 2000. The increase in operating expenses was primarily the result of increased personnel in the area of sales, marketing, and research and development for the encapsulated / nutritional products segment. Total payroll expenses related to these and other administrative areas increased approximately $869 in 2001. In particular, additional sales personnel were added to support the animal nutrition business, additional research and application personnel have been added to support a more expansive research and development program for both human and animal markets and additional selling expenses were incurred as a result of the June 1, 2001 acquisition. During 2001 and 2000, the Company spent $1,631 and $1,069, respectively, on Company-sponsored research and development programs, substantially all of which pertained to the Company's encapsulated / nutritional products segment for both food and animal feed applications. General and administrative expenses increased primarily due to an increase in costs associated with the Company's medical plan of approximately $213 and recruiting and relocation expenses of approximately $206, a result of the increases in personnel noted above.

As a result of the foregoing, earnings from operations for 2001 were $8,155 as compared to $5,938 for 2000. Earnings from operations for the specialty products segment for 2001 were $6,612 as compared to $5,605 for 2000. Earnings from operations for the encapsulated / nutritional products segment for 2001 were $1,582 as compared to $333 for 2000. Earnings from operations of the unencapsulated feed supplements segment for 2001 was a slight loss of $39.

Interest income for 2001 totaled $110 as compared to $106 for 2000. Interest expense for 2001 totaled $387 as compared to $48 for 2000, an increase of $339. Long-term debt, including the current portion, totaled $13,065 at December 31, 2001 as compared to no long-term debt at December 31, 2000, resulting in greater interest expense.

Other income of $491 for 2001 represents proceeds received from the settlement of a class-action claim related to vitamin product antitrust litigation.

The Company's effective tax rate increased from 37.8% to 38.9% in 2001 primarily due to additional state tax associated with the Verona Missouri based acquisition of certain assets and product lines.

As a result of the foregoing, net earnings were $5,110 for 2001 as compared with $3,729 for 2000.

Liquidity and Capital Resources

Working capital amounted to $10,884 at December 31, 2002 as compared to $10,547 at December 31, 2001, an increase of $337. Cash flows from operating activities provided $10,114 for 2002 as compared with $3,222 for 2001. The increase in cash flows from operating activities was due primarily to increases in net earnings, accounts payable and accrued expenses, and a smaller increase in inventory and account receivable than in 2001. The larger increases in accounts receivable and inventory balances for 2001 were a result of the Company having to invest working capital in its 2001 acquired business.

Capital expenditures were $10,020 for 2002 as compared to $1,950 in 2001. The Company has recently completed significant capital expenditures in the process of expanding the manufacturing, processing and distribution facilities at its Verona, Missouri facility to enable it to handle operations for its encapsulated choline products business. In addition, the Company has completed and placed into service a repackaging facility for its specialty products business also at its Verona, Missouri location. The

Company has entered into a ten (10) year lease for approximately 20,000 square feet of office space in New Hampton, NY. The office space is now serving as the Company's general offices and as a laboratory facility. The costs of certain leasehold improvements to the Company's office space, totaling $630, were funded by the landlord. During 2001, the Company paid $14,259 for the aforementioned June 2001 acquisition of certain product lines. The overall effect of the foregoing was that cash flows used in investing activities were $9,951 in 2002 and $16,346 in 2001.

The Company used $1,552 of cash flows from financing activities in 2002 as compared to cash flows generated of $13,176 in 2001. The decline in cash flows was primarily due to proceeds from long-term debt of $13,500 in 2001 (none in 2002), and an increase in payments on long-term debt in 2002 to $1,742 from $435 in 2001.

In June 1999, the board of directors authorized the repurchase of up to 1,000,000 shares of the Company's outstanding common stock over a two-year period commencing July 2, 1999 which was subsequently extended through June 2002. As of December 31, 2002, 343,316 shares had been repurchased under the program at a total cost of $3,179 of which 215,762 shares have been issued by the Company under employee benefit plans and for the exercise of stock options. In June 2002, the board of directors authorized an extension to the stock repurchase program for up to an additional 600,000 shares through September 30, 2003. The Company intends to acquire shares from time to time at prevailing market prices if and to the extent it deems it advisable to do so based among other factors on its assessment of corporate cash flow and market conditions.

On June 1, 2001, the Company and its principal bank entered into a Loan Agreement (the "Loan Agreement") providing for a term loan of $13,500 (the "Term Loan"), the proceeds of which were used to fund the aforementioned acquisition of certain assets of DCV, Inc. and its affiliate DuCoa L.P. The Term Loan, which is payable in equal monthly installments of principal beginning October 1, 2001 of approximately $145, together with accrued interest, had an outstanding principal balance of $11,323 as of December 31, 2002, and has a maturity date of May 31, 2009. Borrowings under the Term Loan bear interest at LIBOR plus 1.25% (2.63% and 3.39% at December 31, 2002 and 2001, respectively). Certain provisions of the Term Loan require maintenance of certain financial ratios, limit future borrowings and impose certain other requirements as contained in the agreement. At December, 2002, the Company was in compliance with all restrictive covenants contained in the Loan Agreement. The Loan Agreement also provides for a short-term revolving credit facility of $3,000 (the "Revolving Facility"). Borrowings under the Revolving Facility bear interest at LIBOR plus 1.00% (2.32% and 3.14% at December 31, 2002 and 2001, respectively). No amounts have been drawn on the Revolving Facility as of the date hereof. The Revolving Facility expires on May 30, 2003. Management believes that such facility will be renewed in the normal course of business.

Indebtedness under the Loan Agreement is secured by substantially all of the assets of the Company other than real properties.

As part of the June 1, 2001 acquisition of certain assets relating to the choline animal feed, human choline nutrient, and encapsulated product lines of DCV, Inc. and its affiliate, DuCoa L.P., the asset purchase agreement calls for the payment of up to an additional $2,750 based upon the sales of specified product lines achieving certain gross margin levels (in excess of specified thresholds) over the three year period following the closing, with no more than $1,000 payable for any particular yearly period. No such contingent consideration has been earned or paid as of December 31, 2002.

The Company also currently provides postretirement benefits in the form of a retirement medical plan under a collective bargaining agreement covering eligible retired employees of the Verona facility. The amount recorded on the Company's balance sheet as of December 31, 2002 for this obligation is $859. The postretirement plan is not funded.

The Company's aggregate commitments under its Loan Agreement and noncancelable operating lease agreements as of December 31, 2002 are as follows:

	Loan Agreement	Operating Leases	Total Commitment
2003	1,742	427	2,169
2004	1,742	355	2,097
2005	1,742	275	2,017
2006	1,742	245	1,987
2007	1,742	245	1,987
Thereafter	2,613	608	3,221

The Company knows of no current or pending demands on or commitments for its liquid assets that will materially affect its liquidity.

The Company expects its operations to continue generating sufficient cash flow to fund working capital requirements, necessary capital investments and the current portion of debt obligations; however, the Company would seek further bank loans or access to financial markets to fund operations, working capital, necessary capital investments or other cash requirements should it deem it necessary to do so.

Recently Issued Statements of Financial Accounting Standards

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company does not expect that the adoption of SFAS No. 143 will have a material effect on the Company's financial position or results of operations.

In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145") was issued. SFAS No. 145 rescinds SFAS Nos. 4 and 64, which required gains and losses from extinguishment of debt to be classified as extraordinary items. SFAS No. 145 also rescinds SFAS No. 44 since the provisions of the Motor Carrier Act of 1980 are complete. SFAS No. 145 also amends SFAS No. 13 eliminating inconsistencies in certain sale-leaseback transactions. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented shall be reclassified. The Company does not expect that the adoption of SFAS No. 145 will have a material effect on the Company's financial position or results of operations.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement No. 146 is different from EITF Issue No. 94-3 in that Statement No. 146 requires that a liability be recognized for a cost associated with an exit or disposal activity only when the liability is incurred, that is when it meets the definition of a liability in the FASB's conceptual framework. Statement No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. In contrast, under EITF Issue 94-3, a company recognized a liability for an exit cost when it committed to an exit plan. Statement No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of Statement No. 146 can be expected to impact the timing of liability recognition associated with any future exit activities.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others." This interpretation elaborates on the disclosures to be made by a guarantor in interim and annual financial statements about its obligations under guarantees issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of FIN45 are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

In December 2002, the FASB issued Statement No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure "SFAS No. 148." SFAS No. 148

amends FASB Statement No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosures about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 also amends APB Opinion No. 28 ("Opinion No. 28"), Interim Financial Reporting, to require disclosures about those effects in interim financial information. The amendments to SFAS No. 123 include certain disclosure provisions that are effective for financial statements for fiscal years ending after December 15, 2002, and other disclosure provisions as well as the amendment to Opinion No. 28 shall be effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The Company currently accounts for its stock-based compensation awards to employees and directors using the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, and provides the disclosures required by SFAS No. 123. The Company believes that it will continue to account for its stock-based compensation awards to employees and directors under the accounting prescribed by Accounting Principles Board Opinion No. 25 and will adopt the disclosure provisions of SFAS No. 148 for the year ended December 31, 2002, or during the first quarter of its fiscal year ended December 31, 2003, as appropriate.

Critical Accounting Policies

The Securities and Exchange Commission ("SEC") has issued disclosure guidance for "critical accounting policies." The SEC defines "critical accounting policies" as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from those estimates.

The Company's significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. However, management considers the following policies to be critical within the SEC definition.

Inventories

Inventories are valued at the lower of cost (first in, first out or average) or market value and have been reduced by an allowance for excess and obsolete inventories. The estimate is based on management's review of inventories on hand compared to estimated future usage and sales. Cost includes material, labor and manufacturing overhead.

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is generally based on discounted cash flows.

Goodwill, which is not subject to amortization, is tested annually for impairment, and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of an applicable reporting unit exceeds its fair value.

Accounts Receivable

The Company estimates an allowance for doubtful accounts after considering the collectibility of balances due, the credit worthiness of the customer and its current level of business with the customer. Actual results could differ from these estimates.

Postemployment Benefits

The Company provides life insurance and health care benefits for eligible retirees and health care benefits for retirees' eligible survivors. The costs and obligations related to these benefits reflect the Company's assumptions as to general economic conditions and health care cost trends. The cost of providing plan benefits also depends on demographic assumptions including retirements, mortality, turnover, and plan participation. If actual experience differs from these assumptions, the cost of providing these benefits could increase or decrease.

Intangible Assets

The useful life of an intangible asset is based on the Company's assumptions regarding expected use of the asset; the relationship of the intangible asset to another asset or group of assets; any legal, regulatory or contractual provisions that may limit the useful life of the asset or that enable renewal or extension of the asset's legal or contractual life without substantial cost; the effects of obsolescence, demand, competition and other economic factors; and the level of maintenance expenditures required to obtain the expected future cash flows from the asset and their related impact on the asset's useful life. If events or circumstances indicate that the life of an intangible asset has changed, it could result in higher future amortization charges or recognition of an impairment loss.

Related Party Transactions:

The Company is not engaged and has not engaged in related party transactions. All transactions of the Company have been at arms length.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of operations, the Company is exposed to market risks arising from adverse changes in interest rates. Market risk is defined for these purposes as the potential change in the fair value of debt instruments resulting from an adverse movement in interest rates. As of December 31, 2002, the Company's only borrowings were under a bank term loan, which bears interest at LIBOR plus 1.25%. A 100 basis point increase in interest rates, applied to the Company's borrowings at December 31, 2002, would result in an increase in annual interest expense and a corresponding reduction in cash flow of approximately $113. The Company's short-term working capital borrowings have historically borne interest based on the prime rate. The Company believes that its exposure to market risk relating to interest rate risk is not material.

The Company has no derivative financial instruments or derivative commodity instruments, nor does the Company have any financial instruments entered into for trading or hedging purposes. Foreign sales are generally billed in U.S. dollars. The Company believes that its business operations are not exposed in any material respect to market risk relating to foreign currency exchange risk or commodity price risk.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements and Supplementary Financial Data: Page

Independent Auditors' Report

The Board of Directors and Stockholders
Balchem Corporation:

We have audited the accompanying consolidated balance sheets of Balchem Corporation and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Balchem Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 1 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" in 2002, which changes its accounting for goodwill and intangible assets.

KPMG LLP

Short Hills, New Jersey
February 5, 2003

BALCHEM CORPORATION
Consolidated Balance Sheets
December 31, 2002 and 2001
(Dollars in thousands, except share and per share data)

Assets	2002	2001
Current assets:		
Cash and cash equivalents	$ 1,731	$ 3,120
Accounts receivable, net of allowance for doubtful accounts of $90 and $50 at December 31, 2002 and 2001, respectively	7,159	7,130
Inventories	7,238	5,575
Prepaid Income Taxes	975	-
Prepaid expenses	1,305	985
Deferred income taxes	403	214
Total current assets	18,811	17,024
Property, plant and equipment, net	25,852	17,904
Excess of cost over net assets acquired less accumulated amortization of $170 in 2001	6,398	6,398
Intangibles assets, net	2,237	3,151
Total assets	$ 53,298	$ 44,477

(continued)

BALCHEM CORPORATION

Consolidated Balance Sheets, continued

December 31, 2002 and 2001

(Dollars in thousands, except share and per share data)

Liabilities and Stockholders' Equity	2002	2001
Current liabilities:		
Trade accounts payable	$ 2,778	$ 1,647
Accrued Expenses	1,271	1,241
Accrued compensation and other benefits	1,754	1,542
Dividends payable	382	305
Current portion of long-term debt	1,742	1,742
Total current liabilities	7,927	6,477
Long-term debt	9,581	11,323
Deferred income taxes	1,557	351
Other long-term obligations	964	994
Total liabilities	20,029	19,145
Commitments and contingencies (note 11)		
Stockholders' equity:		
Preferred stock, $25 par value. Authorized 2,000,000 shares; none issued and outstanding	-	-
Common stock, $.0667 par value. Authorized 10,000,000 shares; 4,903,238 shares issued and 4,775,684 shares outstanding at December 31, 2002 and 4,903,238 shares issued and 4,699,166 shares outstanding at December 31, 2001	327	327
Additional paid-in capital	3,546	3,387
Retained earnings	30,807	23,773
Treasury stock, at cost: 127,554 and 204,072 shares at December 31, 2002 and 2001, respectively	(1,411)	(2,155)
Total stockholders' equity	33,269	25,332
Total liabilities and stockholders' equity	$ 53,298	$ 44,477

See accompanying notes to consolidated financial statements.

BALCHEM CORPORATION
Consolidated Statements of Earnings
Years Ended December 31, 2002, 2001 and 2000
(In thousands, except per share data)

	2002	2001	2000
Net sales	$ 60,197	$ 46,142	$ 33,198
Cost of sales	36,887	28,216	19,157
Gross profit	23,310	17,926	14,041
Operating expenses:			
Selling expenses	5,426	4,380	3,914
Research and development expenses	1,907	1,631	1,069
General and administrative expenses	3,792	3,760	3,120
	11,125	9,771	8,103
Earnings from operations	12,185	8,155	5,938
Other expenses (income):			
Interest (income)	(42)	(110)	(106)
Interest expense	389	387	48
Other (income) expense - net	(7)	(491)	-
Earnings before income tax expense	11,845	8,369	5,996
Income tax expense	4,429	3,259	2,267
Net earnings	$ 7,416	$ 5,110	$ 3,729
Basic net earnings per common share	$ 1.56	$ 1.10	$ 0.80
Diluted net earnings per common share	$ 1.50	$ 1.05	$ 0.78

See accompanying notes to consolidated financial statements.

BALCHEM CORPORATION
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2002, 2001 and 2000
(Dollars in thousands, except share and per share data)

	Common Stock		Additional Paid-in	Retained	Treasury Stock		Total Stockholders'
	Shares	Amount	Capital	Earnings	Shares	Amount	Equity
Balance - December 31, 1999	4,903,238	$ 327	$ 2,994	$ 15,516	(121,880)	$ (898)	$ 17,939
Net earnings	-	-	-	3,729	-	-	3,729
Dividends ($.06 per share)	-	-	-	(277)	-	-	(277)
Treasury shares purchased	-	-	-	-	(214,916)	(2,236)	(2,236)
Shares issued under employee benefit plans	-	-	58	-	17,095	116	174
Shares issued under stock option plans and an income tax benefit of $77	-	-	30	-	32,633	221	251
Balance - December 31, 2000	4,903,238	327	3,082	18,968	(287,068)	(2,797)	19,580
Net earnings	-	-	-	5,110	-	-	5,110
Dividends ($.065 per share)	-	-	-	(305)	-	-	(305)
Shares issued under employee benefit plans	-	-	116	-	11,669	85	201
Shares issued under stock option plans and an income tax benefit of $235	-	-	189	-	71,327	557	746
Balance - December 31, 2001	4,903,238	327	3,387	23,773	(204,072)	(2,155)	25,332
Net earnings	-	-	-	7,416	-	-	7,416
Dividends ($.08 per share)	-	-	-	(382)	-	-	(382)
Shares issued under employee benefit plans	-	-	136	-	10,866	105	241
Shares issued under stock option plans and an income tax benefit of $147	-	-	23	-	65,652	639	662
Balance - December 31, 2002	4,903,238	$ 327	$ 3,546	$ 30,807	(127,554)	$ (1,411)	$ 33,269

See accompanying notes to consolidated financial statements.

BALCHEM CORPORATION
Consolidated Statements of Cash Flows
Years Ended December 31, 2002, 2001 and 2000
(In thousands, except per share data)

	2002	2001	2000
Cash flows from operating activities:			
Net earnings	$ 7,416	$ 5,110	$ 3,729
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	2,917	2,621	2,015
Income tax benefit from stock options exercised	147	235	77
Shares issued under employee benefit plans	241	201	174
Deferred income tax (benefit) expense	1,017	112	(168)
Provision for doubtful accounts	70	65	48
Changes in assets and liabilities net of effects of acquisition:			
Accounts receivable	(99)	(2,149)	(1,111)
Inventories	(1,663)	(3,021)	194
Prepaid expenses	(300)	(452)	(1)
Accounts payable and accrued expenses	1,373	637	936
Income taxes receivable	(975)	(208)	77
Other long-term obligations	(30)	71	(17)
Net cash provided by operating activities	10,114	3,222	5,953
Cash flows from investing activities:			
Capital expenditures	(10,020)	(1,950)	(881)
Proceeds from sale of property, plant and equipment	239	-	-
Cash paid for product lines acquired	-	(14,259)	-
Cash paid for intangibles assets acquired	(170)	(137)	(75)
Net cash used in investing activities	(9,951)	(16,346)	(956)
Cash flows from financing activities:			
Proceeds from long-term debt	-	13,500	-
Principal payments on long-term debt	(1,742)	(435)	(1,250)
Proceeds from stock options and warrants exercised	515	511	174
Dividends paid	(305)	(277)	(245)
Purchase of treasury stock	-	-	(2,236)
Other financing activities	(20)	(123)	(71)
Net cash (used in) provided by financing activities	(1,552)	13,176	(3,628)
(Decrease) increase in cash and cash equivalents	(1,389)	52	1,369
Cash and cash equivalents beginning of year	3,120	3,068	1,699
Cash and cash equivalents end of year	$ 1,731	$ 3,120	$ 3,068

See accompanying notes to consolidated financial statements.

BALCHEM CORPORATION
Notes to Consolidated Financial Statements
(All amounts in thousands, except share and per share data)

NOTE 1- BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Description

Balchem Corporation ("Balchem", or the "Company"), incorporated in the State of Maryland in 1967, is engaged in the development, manufacture and marketing of specialty performance ingredients for the food, feed and medical sterilization industries.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition

Revenue is recognized upon product shipment, passage of title and risk of loss. The Company reports amounts billed to customers related to shipping and handling as revenue and includes costs incurred for shipping and handling in cost of sales.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market, with cost generally determined on a first-in, first-out basis, and have been reduced by an allowance for excess or obsolete inventories. Cost elements include material, labor and manufacturing overhead.

Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost. Depreciation of plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Buildings	15-25 years
Equipment	3-12 years

Expenditures for repairs and maintenance are charged to expense. Alterations and major overhauls that extend the lives or increase the capacity of plant assets are capitalized. When assets are retired or otherwise disposed of, the cost of the assets and the related accumulated depreciation are removed from the accounts and any resultant gain or loss is included in earnings.

Business Concentrations

A Specialty Products customer accounted for 9%, 11% and 13% of the Company's consolidated net sales for 2002, 2001 and 2000, respectively. This customer accounted for 11% of the Company's accounts receivable balance at December 31, 2002 and 2001. Approximately 9%, 8% and 9% of the Company's net sales consisted of sales outside the United States, predominately to Europe, for 2002, 2001 and 2000, respectively.

Trade receivables potentially subject the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customers' financial condition and credit histories. The majority of the Company's customers are major national or international corporations. International sales are mostly to companies in Europe.

Goodwill and Acquired Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. These standards require the use of the purchase method of business combination and define an intangible asset. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. All of the Company's goodwill arose from the June 2001 acquisition described in Note 4.

As required by SFAS No. 142, the Company performed an assessment of whether there was an indication that goodwill was impaired at the date of adoption. In connection therewith, the Company determined that its operations consisted of three reporting units and determined each reporting units' fair value and compared it to the reporting unit's net book value. Since the fair value of each reporting unit exceeded its carrying amount, there was no indication of impairment and no further transitional impairment testing was required. As of December 31, 2002, the Company also performed an impairment test of its goodwill balances. As of such date the Company's reporting units' fair value exceeded their carrying amounts, and therefore there was no indication that goodwill was impaired.

Accordingly, the Company was not required to perform any further impairment tests. The Company plans to perform its impairment test each December 31 in the future.

The Company had unamortized goodwill in the amount of $6,398 at December 31, 2001, subject to the provisions of SFAS Nos. 141 and 142.

The following table sets forth the reconciliation of previously reported net earnings to net earnings as if SFAS No. 142 was adopted as of January 1, 2001. The Company had no goodwill amortization for the year ended December 31, 2000.

2001	
Net Earnings	
Net earnings as reported	$ 5,110
Add Back: Goodwill Amortization, net of tax	105
Net earnings as adjusted	$ 5,215
Earnings per share	
Basic EPS as reported	$ 1.10
Basic EPS as adjusted	$ 1.12
Diluted EPS as reported	$ 1.05
Diluted EPS as adjusted	$ 1.08

The following intangible assets are stated at cost and are amortized on a straight-line basis over the following estimated useful lives:

Customer lists	6-10 years
Re-registration costs	10 years

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates

Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2002 and 2001 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying consolidated balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The Company's financial instruments, principally cash equivalents, accounts receivable, accounts payable and accrued liabilities, are carried at cost which approximates fair value due to the short-term maturity of these instruments. As amounts outstanding under the Company's credit agreements bear interest approximating current market rates, their carrying amounts approximate fair value.

Accounting for Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, ("SFAS 133") which requires that all derivative financial instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of transactions entered into for hedging purposes.

The implementation of this standard did not have a material effect on the Company's consolidated financial statements because the Company did not have any derivative financial instruments at January 1, 2001 or during 2001 and 2002.

Research and Development

Research and development costs are expensed as incurred.

Stock Option Plan

At December 31, 2002, the Company has stock based employee compensation plans which are described more fully in Note 8. The Company accounts for its stock option plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. No stock based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The Company has adopted the disclosure standards of Statement of Financial Accounts Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", which requires the Company to provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value based method of accounting for stock options as defined in SFAS No. 123 has been applied. The following table illustrates the effect on net earnings and per share amounts if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation:

	Year Ended December 31		
	2002	2001	2000
	(In thousands, except per share amounts)		
Net Earnings			
Net earnings, as reported	$ 7,416	$ 5,110	$ 3,729
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(452)	(296)	(36)
Net earnings as adjusted	$ 6,964	$ 4,814	$ 3,465
Earnings per share:			
Basic EPS as reported	$ 1.56	$ 1.10	$ .80
Basic EPS as adjusted	$ 1.47	$ 1.03	$ .74
Diluted EPS as reported	$ 1.50	$ 1.05	$ .78
Diluted EPS as adjusted	$ 1.41	$ .99	$ .73

The fair value of each stock option granted during the year is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000
Expected life (years)	5	5	5
Expected volatility	32%	49%	54%
Expected dividend yield	.40%	.50%	.52%
Risk-free interest rate	3.7%	4.4%	4.9%
Weighted average fair value of options granted during the year	$9.47	$10.94	$7.23

Impairment of Long-lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is generally based on discounted cash flows.

New Accounting Pronouncement

In August, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company adopted SFAS No. 144 on January 1, 2002 and such adoption had no effect on the Company's consolidated financial statements for 2002.

Net Earnings Per Common Share

Basic net earnings per common share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net earnings per common share is calculated in a manner consistent with basic net earnings per common share except that the weighted average number of common shares outstanding also includes the dilutive effect of stock options outstanding (using the treasury stock method).

NOTE 2-INVENTORIES

Inventories at December 31, 2002 and 2001 consist of the following:

	2002	2001
Raw materials	$ 2,042	$ 2,152
Finished goods	5,196	3,423
Total inventories	$ 7,238	$ 5,575

NOTE 3- PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Land	$ 290	$ 290
Building	9,271	7,094
Equipment	24,582	18,804
Construction in Progress	2,728	902
	36,871	27,090
Less: Accumulated depreciation	11,019	9,186
Net property, plant and equipment	$ 25,852	$ 17,904

Depreciation expense was $1,833, $1,329 and $902 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 4 – PRIOR YEAR ACQUISITION

Effective as of June 1, 2001, pursuant to a certain Asset Purchase Agreement, dated as of May 21, 2001 (the "Asset Purchase Agreement"), BCP Ingredients, Inc. ("Buyer"), a wholly owned subsidiary of Balchem Corporation, acquired certain assets, excluding accounts receivable and inventories, relating to the choline animal feed, human choline nutrient and encapsulated product lines of DCV, Inc. and its affiliate, DuCoa L.P., including DuCoa's manufacturing facility in Verona, Missouri.

The purchase price, including acquisition costs, was approximately $15,290, of which approximately $14,259 was paid in cash, with the balance reflecting the assumption by the Buyer of certain liabilities. The Buyer also assumed certain obligations of DuCoa for retiree medical benefits under the collective bargaining agreement covering various employees at the Verona facility. The acquisition was financed with a $13,500 term loan and approximately $759 in existing cash. The Asset Purchase Agreement also called for the payment of up to an additional $2,750 based upon the sales of specified product lines achieving certain gross margin levels (in excess of specified thresholds) over the three year period following the closing, with no more than $1,000 payable for any particular yearly period. Such contingent consideration will be recorded as an additional cost of the acquired product lines. No such contingent consideration has been earned or paid as of December 31, 2002. Cost in excess of net assets acquired (goodwill) of approximately $6,562 was being amortized over 20 years. Effective January 1, 2002, the Company adopted the provisions of SFAS No. 142 and the amortization of such goodwill ceased.

The allocation of the purchase price of the acquisition has been assigned to the net assets acquired as follows:

	Fair Value Recorded in Purchase Accounting
Property, plant and equipment	$ 9,518
Retiree Medical Obligation	(821)
Other Receivable	31
Goodwill	6,562
Total Purchase Price	$ 15,290
Current Liabilities Assumed	(1,031)
Total Cash Paid	$ 14,259

The above acquisition has been accounted for using the purchase method of accounting and, the purchase price of the acquisition has been assigned to the net assets acquired based on the fair value of such assets and liabilities at the date of acquisition. The consolidated financial statements include the results of operations of the acquired product lines from the date of purchase.

Pro Forma Summary of Operations:

The following unaudited pro forma information has been prepared as if the aforementioned acquisition had occurred on January 1, 2000 and does not include cost savings expected from the transaction. In addition to including the results of operations, the pro forma information gives effect primarily to interest on borrowings to finance the acquisition and changes in depreciation and amortization of tangible and intangible assets resulting from the acquisition.

The pro forma information presented does not purport to be indicative of the results that actually would have been attained if the aforementioned acquisition, and related financing transactions had occurred at the beginning of the periods presented and is not intended to be a projection of future results.

	Pro-Forma Twelve Months Ended December 31,	
	2001	2000
Net sales	$ 54,866	$ 52,431
Net earnings	4,482	3,253
Basic EPS	.96	.69
Diluted EPS	.92	.68

NOTE 5- INTANGIBLE ASSETS

As of December 31, 2002 and 2001 the Company had identifiable intangible assets as follows:

	Amortization period (in years)	2002 Gross Carrying Amount	2002 Accumulated Amortization	2001 Gross Carrying Amount	2001 Accumulated Amortization
Customer lists	10	$ 6,760	$ 5,127	$ 6,760	$ 4,129
Re-registration costs	10	356	304	356	261
Patents	17	386	58	293	72
Trademarks	17	191	14	148	5
Covenants not to compete	5	-	-	295	288
Other	5	58	11	77	23
		$ 7,751	$ 5,514	$ 7,929	$ 4,778

Amortization of identifiable intangible assets was approximately $1,084 for 2002. Assuming no change in the gross carrying value of identifiable intangible assets, the estimated amortization expense for 2003 is approximately $1,100, approximately $690 in the second succeeding year, and approximately $45 in the third and fourth succeeding years. At December 31, 2002, there were no identifiable intangible assets with indefinite useful lives as defined by SFAS No. 142. Identifiable intangible assets are reflected in Intangible assets in the Company's consolidated balance sheets. There were no changes to the useful lives of intangible assets subject to amortization 2002.

In 1994, the Company purchased certain tangible and intangible assets for one of its packaged specialty products for $1,500 in cash and the Company was required to pay additional contingent amounts to compensate the seller for the purchase of the seller's customer list in accordance with a formula based on profits derived from sales of the specialty packaged ingredient. In 1998, the Company elected to exercise the early payment option under the agreement and made a final payment of $3,700 to the seller in settlement of its remaining purchase price obligation under the terms of the agreement. Amounts allocated to the customer list are being amortized over its remaining estimated useful life on a straight-line basis through 2004 and are included in cost of sales.

The Company is in the process of re-registering a product it sells for sterilization of medical devices and other uses. The re-registration requirement is a result of a congressional enactment during 1988 requiring the re-registration of this product and all other products that are used as pesticides. The Company, in conjunction with one other company, has been conducting the required testing under the direction of the Environmental Protection Agency ("EPA"). Testing has concluded and the EPA has stated that, due to a backlog of projects, it cannot anticipate a date for completing the re-registration process for this product at this time. The Company's management believes it will be successful in obtaining re-registration for the product as it has met the EPA's requirements thus far, although no assurance can be given. Additionally, the product is used as a sterilant with no known substitute. Management believes absence of availability of this product could not be easily tolerated by medical device manufacturers and the health care industry due to the resultant infection potential if the product were unavailable.

NOTE 6 - LONG-TERM DEBT & CREDIT AGREEMENTS

On June 1, 2001, the Company and its principal bank entered into a Loan Agreement (the "Loan Agreement") providing for a term loan of $13,500 (the "Term Loan"), the proceeds of which were used to fund the aforementioned acquisition of certain assets of DCV, Inc. and its affiliate DuCoa L.P. The Term Loan is payable in equal monthly installments of principal beginning October 1, 2001 of approximately $145, together with accrued interest, and has a maturity date of May 31, 2009. Borrowings under the Term Loan bear interest at LIBOR plus 1.25% (2.63% and 3.39% at December 31, 2002 and 2001, respectively). Certain provisions of the Term Loan require maintenance of certain financial ratios, limit future borrowings and impose certain other requirements as contained in the agreement. At December, 2002, the Company was in compliance with all restrictive covenants contained in the Loan Agreement. The Loan Agreement also provides for a short-term revolving credit facility of $3,000 (the "Revolving Facility"). Borrowings under the Revolving Facility bear interest at LIBOR plus 1.00% (2.32% and 3.14% at December 31, 2002 and 2001, respectively). No amounts have been drawn on the Revolving Facility as of the date hereof. The Revolving Facility expires on May 30, 2003. Management believes that such facility will be renewed in the normal course of business.

Indebtedness under the Loan Agreement is secured by substantially all of the assets of the Company other than real properties.

As of December 31, 2002, long-term debt matures as follows:

2003	1,742
2004	1,742
2005	1,742
2006	1,742
2007	1,742
2008	1,742
2009	871
Total	$ 11,323

NOTE 7 – INCOME TAXES

Income tax expense consists of the following:

	2002	2001	2000
Current:			
Federal	$ 2,874	$ 2,515	$ 2,018
State	538	632	417
Deferred:			
Federal	895	99	(149)
State	122	13	(19)
Total income tax provision	$ 4,429	$ 3,259	$ 2,267

The provision for income taxes differs from the amount computed by applying the Federal statutory rate of 34% to earnings before income tax expense due to the following:

	2002	2001	2000
Income tax at Federal Statutory rate	$ 4,027	$ 2,846	$ 2,039
State income taxes, net of Federal income tax benefit	435	426	263
Other	(33)	(13)	(35)
Total income tax provision	$ 4,429	$ 3,259	$ 2,267

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets:		
Customer List Amortization	$ 705	$ 667
Inventories	343	122
Deferred compensation	25	35
Non-employee stock options	102	99
Other	125	99
Total deferred tax assets	1,300	1,022
Deferred tax liabilities:		
Depreciation	2,454	1,159
Total deferred tax liabilities	2,454	1,159
Net deferred tax liability	$ 1,154	$ 137

There is no valuation allowance for deferred tax assets at December 31, 2002 and 2001. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of deferred tax asset realizable, however, could change if management's estimate of future taxable income should change.

NOTE 8 – STOCKHOLDERS' EQUITY

In June 1999, the board of directors authorized the repurchase of up to 1,000,000 shares of the Company's outstanding common stock over a two-year period commencing July 2, 1999. In June 2002, the board of directors authorized an extension to the stock repurchase program for up to an additional 600,000 shares through June 30, 2003 . Since inception of its repurchase authorization, through December 31, 2002, the Company had repurchased 343,316 shares at an average cost of $9.26 per share for a total value of $3,179.

In June 1999, the Company adopted the Balchem Corporation 1999 Stock Plan (the "1999 Stock Plan") for officers, directors, directors emeritus and employees of and consultants to the Company and its subsidiaries. The 1999 Stock Plan is administered by the Compensation Committee of the Board of Directors of the Company. Under the plan, options and rights to purchase shares of the Company's common stock are granted at prices established at the time of grant. Option grants generally become exercisable 20% after 1 year, 60% after 2 years and 100% after 3 years from the date of grant for employees and are fully exercisable on the date of grant for directors. Other option grants are either fully exercisable on the date of grant or become exercisable thereafter in such installments as the Committee may specify. The 1999 Stock Plan reserves an aggregate of 600,000 shares of common stock for issuance under the Plan. The 1999 Stock Plan replaced the Company's incentive stock option plan (the "ISO Plan") and its non-qualified stock option plan (the "Non-Qualified Plan"), both of which expired on June 24, 1999. Unexercised options granted under the ISO Plan and the Non-Qualified Plan prior to such termination remain exercisable in accordance with their terms. Options granted under the ISO Plan generally become exercisable 20% after 1 year, 60% after 2 years and 100% after 3 years from the date of grant, and expire ten years from the date of grant. Options granted under the Non-Qualified Plan, generally vested on the date of grant, and expire ten years from the date of grant.

A summary of stock option plan activity for 2002, 2001 and 2000 for all plans is as follows:

2002	# of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	544,372	$ 12.17
Granted	108,150	22.86
Exercised	(65,652)	7.84
Terminated or expired	(2,200)	14.82
Outstanding at end of year	584,670	$ 14.62
Exercisable at end of year	347,760	$ 10.84

2001	# of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	441,797	$ 8.55
Granted	179,662	18.96
Exercised	(71,327)	7.15
Terminated or expired	(5,760)	8.49
Outstanding at end of year	544,372	$ 12.17
Exercisable at end of year	326,972	$ 9.68

2000	# of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	427,322	$ 7.92
Granted	103,711	11.42
Exercised	(32,621)	5.32
Terminated or expired	(56,615)	10.87
Outstanding at end of year	441,797	$ 8.55
Exercisable at end of year	314,627	$ 8.51

Information related to stock options outstanding under all plans at December 31, 2002 is as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.00 - $ 9.50	147,656	5.8 years	$ 7.17	147,576	$ 7.17
10.75 - 18.25	227,514	6.8 years	12.63	164,674	11.89
20.05 - 23.05	209,500	9.3 years	22.05	35,510	21.24
	584,670	7.8 years	$ 14.62	347,760	$ 10.84

NOTE 9 – NET EARNINGS PER COMMON SHARE

The following presents a reconciliation of the numerator and denominator used in calculating basic and diluted net earnings per common share:

2002	Earnings (Numerator)	Number of Shares (Denominator)	Per Share Amount
Basic EPS – Net earnings and weighted average common shares outstanding	$ 7,416	4,750,784	$1.56
Effect of dilutive securities – stock options		204,297	
Diluted EPS – Net earnings and weighted average common shares outstanding and effect of stock options	$ 7,416	4,955,081	$1.50

2001	Earnings (Numerator)	Number of Shares (Denominator)	Per Share Amount
Basic EPS – Net earnings and weighted average common shares outstanding	$ 5,110	4,660,922	$1.10
Effect of dilutive securities – stock options		186,555	
Diluted EPS – Net earnings and weighted average common shares outstanding and effect of stock options	$ 5,110	4,847,477	$1.05

2000	Earnings (Numerator)	Number of Shares (Denominator)	Per Share Amount
Basic EPS – Net earnings and weighted average common shares outstanding	$ 3,729	4,683,355	$.80
Effect of dilutive securities – stock options		89,423	
Diluted EPS – Net earnings and weighted average common shares outstanding and effect of stock options	$ 3,729	4,772,778	$.78

At December 31, 2002, the Company had 94,950 stock options outstanding that could potentially dilute basic earnings per share in future periods that were not included in diluted earnings per share because their effect on the period presented was anti-dilutive.

NOTE 10 - EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) savings plan for eligible employees. The plan allows participants to make pretax contributions and the Company matches certain percentages of those pretax contributions with shares of the Company's common stock. The profit sharing portion of the plan is discretionary and non-contributory. All amounts contributed to the plan are deposited into a trust fund administered by independent trustees. The Company provided for profit sharing contributions and matching 401(k) savings plan contributions of $241 and $320 in 2002, $263 and $201 in 2001 and $208 and $174 in 2000, respectively.

The Company also currently provides postretirement benefits in the form of a retirement medical plan under a collective bargaining agreement covering eligible retired employees of the Verona facility.

The actuarial recorded liabilities for such unfunded postretirement benefit is as follows:

Change in benefit obligation:	2002	2001
Benefit obligation at beginning of year	$ 910	$ -
Service Cost with Interest to End of Year	26	17
Interest Cost	61	43
Participant contributions	19	9
Acquisitions/divestitures	-	861
Benefits Paid	(68)	(48)
Actuarial (gain) or loss	28	68
Benefit obligation at end of year	$ 976	$ 950

Amounts recognized in consolidated balance sheet:	2002	2001
Accumulated Postretirement Benefit Obligation	$ (976)	$ (950)
Fair Value of Plan Assets	-	-
Funded Status	(976)	(950)
Unrecognized Transition Obligation	-	-
Unrecognized Prior Service Cost	-	-
Unrecognized Net (Gain)/Loss	117	89
Accrued Postretirement Benefit Cost (included in other long-term obligations)	$ 859	$ 861

Assumed health care cost trend rates have been used in the valuation of postretirement health insurance benefits. The trend rate is 12 percent in 2002 declining to 5.5 percent in

2009 and thereafter. A one percentage point increase in health care cost trend rates in each year would increase the accumulated postretirement benefit obligation as of December 31, 2002 by $153 and the net periodic postretirement benefit cost for 2002 by $15. A one percentage point decrease in health care cost trend rates in each year would decrease the accumulated postretirement benefit obligation as of December 31, 2002 by $146 and the net periodic postretirement benefit cost for 2002 by $14. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.625% in 2002 and 7.25% for 2001.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

In February 2002, the Company entered into a ten (10) year lease which is cancelable in 2009 for approximately 20,000 square feet of office space. The office space is now serving as the Company's general offices and as a laboratory facility. The Company leases most of its vehicles and office equipment under noncancelable operating leases, which expire at various times through 2006. Rent expense charged to operations under such lease agreements for 2002, 2001 and 2000 aggregated approximately $382, $310 and $326, respectively. Aggregate future minimum rental payments required under noncancelable operating leases at December 31, 2002 are as follows:

Year	
2003	$ 427
2004	355
2005	275
2006	245
2007	245
Thereafter	608
Total minimum lease payments	$ 2,155

In 1982 the Company discovered and thereafter removed a number of buried drums containing unidentified waste material from the Company's site in Slate Hill, New York. The Company thereafter entered into a Consent Decree to evaluate the drum site with the New York Department of Environmental Conservation ("NYDEC") and performed a Remedial Investigation/Feasibility Study that was approved by NYDEC in February 1994. Based on NYDEC requirements, the Company cleaned the area and removed additional soil from the drum burial site. The cost for this clean-up and the related reports was approximately $164. Clean-up was completed in 1996, but NYDEC required the Company to monitor the site through 1999. The Company continues to be involved in discussions with NYDEC to evaluate test results and determine what, if any, additional actions will be required on the part of the Company to close out the remediation of this site. Additional actions, if any, would likely require the Company to continue monitoring the site. The cost of such monitoring has recently been less than $5 per year.

The Company's Verona facility, while held by a prior owner, was designated by the EPA as a Superfund site and placed on the National Priorities List in 1983, because of dioxin contamination on portions of the site. Remediation conducted by the prior owner under the oversight of the EPA and the Missouri Department of Natural Resources ("MDNR") included removal of dioxin contaminated soil and equipment, capping of areas of residual contamination in four relatively small areas of the site separate from the manufacturing facilities, and the installation of wells to monitor groundwater and surface water contamination by organic chemicals. No ground water or surface water treatment was required. The Company believes that remediation of the site is complete. In 1998, the EPA certified the work on the contaminated soils to be complete. In February 2000, after the conclusion of the two years of monitoring groundwater and surface water, the former owner submitted a draft third party risk assessment report to the EPA and MDNR recommending no further action. The prior owner is awaiting the response of the EPA and MDNR to the draft risk assessment.

While the Company must maintain the integrity of the capped areas in the remediation areas on the site, the prior owner is responsible for completion of any further Superfund remedy. The Company is indemnified by the sellers under its May 2001 asset purchase agreement covering its acquisition of the Verona facility for potential liabilities associated with the Superfund site and one of the sellers, in turn, has the benefit of certain contractual indemnification by the prior owner that is implementing the above-described Superfund remedy.

From time to time, the Company is a party to various litigation, claims and assessments, management believes that the alternate outcome of such matters will not have a material effect on the Company's consolidated financial position, results of operations, or liquidity.

NOTE 12 – SEGMENT INFORMATION

The Company's reportable segments are strategic businesses that offer products and services to different markets. As a result of the aforementioned acquisition of certain assets of DCV, Inc. and its affiliate, DuCoa L.P., the Company presently has three segments, specialty products, encapsulated / nutritional products and, the unencapsulated feed supplements segment. Products relating to choline animal feed for non-ruminant animals are primarily reported in the unencapsulated feed supplements segment. Human choline nutrient products and encapsulated products are reported in the encapsulated / nutritional products segment. They are managed separately because each business requires different technology and marketing strategies. The specialty products segment consists of three specialties: ethylene oxide, propylene oxide and methyl chloride. The encapsulated / nutritional products segment is principally in the business of encapsulating performance ingredients for use throughout the food and animal health industries for processing, mixing, packaging applications and nutritional fortification and for shelf-life improvement. The unencapsulated feed supplements segment is in the business of manufacturing and supplying choline chloride, an essential nutrient for animal health, to the poultry and swine industries. In addition, certain derivatives of choline chloride are also manufactured and sold into industrial applications and are included in the encapsulated feed supplement segment. The Company sells products for all segments through its own sales force, independent distributors and sales agents. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

Business Segment Net Sales:

	2002	2001	2000
Specialty Products	$ 22,028	$ 21,130	$ 20,113
Encapsulated/Nutritional Products	27,990	18,312	13,085
Unencapsulated Feed Supplements	10,179	6,700	-
Total	$ 60,197	$ 46,142	$ 33,198

Business Segment Earnings (Loss):

	2002	2001	2000
Specialty Products	$ 7,240	$ 6,612	$ 5,605
Encapsulated/Nutritional Products	5,118	1,582	333
Unencapsulated Feed Supplements	(173)	(39)	-
Interest expense and other income (expense)	340	214	58
Earnings before income taxes	$ 11,845	$ 8,369	$ 5,996

Depreciation/Amortization:

	2002	2001	2000
Specialty Products	$ 1,583	$ 1,587	$ 1,666
Encapsulated/Nutritional Products	484	373	349
Unencapsulated Feed Supplements	850	661	-
Total	$ 2,917	$ 2,621	$ 2,015

Business Segment Assets:

	2002	2001	2000
Specialty Products	$ 13,993	$ 11,074	$ 11,679
Encapsulated/Nutritional Products	16,730	10,798	7,442
Unencapsulated Feed Supplements	17,954	18,181	-
Other Unallocated	4,621	4,424	4,101
Total	$ 53,298	$ 44,477	$ 23,222

Other unallocated assets consist of cash, prepaid expenses, deferred income taxes and other deferred charges, which the Company does not allocate to its individual business segments.

Expenditures for Segment Assets:

	2002	2001	2000
Specialty Products	$ 5,273	$ 414	$ 516
Encapsulated/Nutritional Products	4,705	1,175	365
Unencapsulated Feed Supplements	42	361	-
Total	$ 10,020	$ 1,950	$ 881

Geographic Revenue Information:

	2002	2001	2000
United States	$ 54,663	$ 42,606	$ 30,187
Foreign Countries	5,534	3,536	3,011
Total	$ 60,197	$ 46,142	$ 33,198

The Company has no foreign based operations. Therefore, all long-lived assets are in the United States and revenue from foreign countries is based on customer ship-to address.

NOTE 13 – SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:

	2002	2001	2000
Income taxes	$ 4,386	$ 3,220	$ 2,281
Interest	$ 389	$ 387	$ 47

Non-cash financing activities:

	2002	2001	2000
Dividends declared	$ 382	$ 305	$ 277

NOTE 14 – QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

(In thousands, except per share data)

	2002				2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$14,389	$15,668	$15,784	$14,356	$ 8,024	10,189	$ 13,849	$ 14,080
Gross profit	5,294	6,564	5,998	5,454	3,542	4,165	4,932	5,287
Earnings before income taxes	2,340	3,571	3,313	2,621	1,780	1,809	2,179	2,601
Net earnings	1,438	2,205	2,154	1,619	1,113	1,148	1,308	1,541
Basic net earnings per common share	$ .31	$ .46	$ .45	$ .34	$ .24	$ .25	$ .28	$ .33
Diluted net earnings per common share	$ .29	$ .45	$ .43	$ .33	$ .23	$ .24	$ .27	$ .31

NOTE 15 – NEW ACCOUNTING PRONOUNCEMENTS:

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS No. 143"). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The Company does not expect that the adoption of SFAS No. 143 will have a material effect on the Company's financial position or results of operations.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement No. 146 is different from EITF Issue No. 94-3 in that Statement No. 146 requires that a liability be recognized for a cost associated with an exit or disposal activity only when the liability is incurred, that is when it meets the definition of a liability in the FASB's conceptual framework. Statement No. 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. In contrast, under EITF Issue 94-3, a company recognized a liability for an exit cost when it committed to an exit plan. Statement No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of Statement No. 146 can be expected to impact the timing of liability recognition associated with any future exit activities.

BALCHEM CORPORATION
Valuation and Qualifying Accounts
Years Ended December 31, 2002, 2001 and 2000
(In thousands)

Description	Balance at Beginning of Year	Additions: Charges to Costs and Expenses	Additions: Charges to Other Accounts	Deductions	Balance at End of Year
Year ended December 31, 2002:					
Allowance for doubtful accounts	$ 50	$ 70	-	$ (30) (a)	$ 90
Inventory obsolescence reserve	82	152	-	(42) (a)	192
Year ended December 31, 2001:					
Allowance for doubtful accounts	48	65	-	(63) (a)	50
Inventory obsolescence reserve	81	63	-	(62) (a)	82
Year ended December 31, 2000:					
Allowance for doubtful accounts	-	48	-	-	48
Inventory obsolescence reserve	88	41		(48) (a)	81

(a) represents write-offs.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

PART III

Item 10. Directors and Executive Officers of the Registrant.

(a) Directors of the Company.

The required information is to be set forth in the Company's Proxy Statement for the 2002 Annual Meeting of Stockholders ("Proxy Statement") under the caption "Directors and Executive Officers," which information is hereby incorporated herein by reference.

(b) Executive Officers of the Company.

The required information is to be set forth in the Proxy Statement under the caption "Directors and Executive Officers," which information is hereby incorporated herein by reference.

(c) Section 16(a) Beneficial Ownership Reporting Compliance.

The required information is to be set forth in the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance," which information is hereby incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this Item is to be set forth in the Proxy Statement under the caption "Directors and Executive Officers," which information is hereby incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information required by this Item is to be set forth in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and of Management," which information is hereby incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

The information required by this Item is set forth in the Proxy Statement under the caption "Directors and Executive Officers," which information is hereby incorporated herein by reference.

Item 14. Controls and Procedures.

(a) Based upon an evaluation by the Company's Chief Executive Officer and Principal Financial Officer and its Corporate Controller within 90 days prior to the filing date of this Annual Report on Form 10-K, they have concluded that the Company's disclosure controls and procedures as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended, are effective for gathering, analyzing and disclosing information the Company is required to disclose in its periodic reports filed under such Act.

(b) Since the date of the most recent evaluation of the Company's internal controls, there have been no significant changes in such internal controls or in other factors that could significantly affect these controls nor were there any corrective actions with regard to significant deficiencies and material weaknesses.

Item 15. Exhibits and Reports on Form 8-K.

(a) Exhibits:

2.1 Asset Purchase Agreement, dated as of May 21, 2001, among BCP Ingredients, Inc. and DuCoa L.P., DCV, Inc. and DCV GPH, Inc. and certain related agreements (forms of which constitute Exhibits to the Asset Purchase Agreement) as executed. (The Disclosure Schedule identified throughout Asset Purchase Agreement, Schedule A to the Obligations Undertaking (list of contracts assumed by BCP Ingredients, Inc.) and the Power of Attorney and Security Agreement (referred to in Section 2.6 of the Asset Purchase Agreement) and Post-Closing Escrow Agreement (referred to in Sections 3.2.2 and 3.3.3 of the Asset Purchase Agreement), have been omitted. The Company agrees to furnish a copy of these documents on a supplemental basis to the Securities and Exchange Commission upon request.) (incorporated by reference to exhibit 2.1 to the Company's Current Report on Form 8-K dated June, 2001(the "2001 8-K".))

3.1 Composite Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 10-K")).

3.2 Composite By-laws of the Company.

4.1 Loan Agreement dated June 1, 2001 by and between Fleet National Bank and Balchem Corporation, Note dated June 1, 2001 from Balchem Corporation to Fleet National Bank, and Promissory Note (Revolving Line of Credit) dated June 1, 2001 from Balchem Corporation to Fleet National Bank (incorporated by reference to exhibit 4.1 to the 2001 8-K).

4.1.1 Amendment to Agreements No. 3, dated as of May 23, 2002, with respect to Loan Agreement dated June 1, 2001 by and between Fleet National Bank and Balchem Corporation and Amendment, dated December 27, 2002, to Loan Agreement dated June 1, 2001 by and between Fleet National Bank and Balchem Corporation.

4.2 Guaranty dated June 1, 2001 from BCP Ingredients, Inc. to Fleet National Bank (incorporated by reference to exhibit 4.2 to the 2001 8-K).

4.3 Security Agreement dated June 1, 2001 from Balchem Corporation to Fleet National Bank (incorporated by reference to exhibit 4.3 to the 2001 8-K).

4.4 Security Agreement dated June 1, 2001 from BCP Ingredients, Inc. to Fleet National Bank (incorporated by reference to exhibit 4.4 to the 2001 8-K).

10.1 Incentive Stock Option Plan of the Company, as amended, (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 33-35910, dated October 25, 1996, and to Proxy Statement, dated April 22, 1998, for the Company's 1998 Annual Meeting of Stockholders (the "1998 Proxy Statement")).*

10.2 Stock Option Plan for Directors of the Company, as amended (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 33-35912, dated October 25, 1996, and to the 1998 Proxy Statement).*

10.3 Balchem Corporation 1999 Stock Plan (incorporated by reference to Exhibit A to Proxy Statement dated April 23, 1999 for the Company's 1999 Annual Meeting of Stockholders (the "1999 Proxy Statement")).*

10.4 Balchem Corporation 401(k)/Profit Sharing Plan, dated January 1, 1998 (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8, File No. 333-4448, dated December 12, 1997).*

10.5 Employment Agreement, dated as of January 1, 2001, between the Company and Dino A. Rossi ((incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 10-K")). *

10.6 Agreements dated as of April 1, 1993, January 1, 1995 and April 25, 1997, as amended, between the Company and Dr. Charles McClelland (incorporated by reference to Exhibit 10.5 to the 1999 10-K).*

10.7 Lease dated as of February 8, 2002 between Sunrise Park Realty, Inc. and Balchem Corporation (incorporated by reference to Exhibit 10.7 to the 2001 10-K).

21. Subsidiaries of Registrant (incorporated by reference to Exhibit 21 to the 2001 10-K).

23.1 Consent of KPMG LLP, Independent Auditors

* Each of the Exhibits noted by an asterisk is a management compensatory plan or arrangement.

(b) Reports on Form 8-K.

No reports on Form 8-K were filed during the last quarter of the year ended December 31, 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2003

BALCHEM CORPORATION
By:/s/ Dino A. Rossi
Dino A. Rossi, President,
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Dino A. Rossi
Dino A. Rossi, President,
Chief Executive Officer, Principal
Financial Officer and Director
Date: March 31, 2003

/s/ Francis J. Fitzpatrick
Francis J. Fitzpatrick, Controller
Date: March 31, 2003

/s/ Francis X. McDermott
Francis X. McDermott, Director
Date: March 31, 2003

/s/ Kenneth P. Mitchell
Kenneth P. Mitchell, Director
Date: March 31, 2003

/s/ Israel Sheinberg
Israel Sheinberg, Director
Date: March 31, 2003

/s/ Hoyt Ammidon, Jr.
Hoyt Ammidon, Jr., Director
Date: March 31, 2003

Edward McMillan, Director
Date:

CERTIFICATIONS

I, Dino A. Rossi, President, Chief Executive Officer and Principal Financial Officer of Balchem Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Balchem Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003
/s/ Dino A. Rossi
Dino A. Rossi,
President, Chief Executive Officer
and Principal Financial Officer

I, Francis J. Fitzpatrick, Corporate Controller of Balchem Corporation, certify that:

1. I have reviewed this annual report on Form 10-K of Balchem Corporation;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003
/s/ Francis J. Fitzpatrick
Francis J. Fitzpatrick Corporate Controller

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Balchem Corporation (the "Company") on Form 10-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Dino A. Rossi, President, Chief Executive Officer and Principal Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Dino A. Rossi
Dino A. Rossi President,
Chief Executive Officer and Principal Financial Officer
March 31, 2003

This certification accompanies the above-described Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Balchem Corporation (the "Company") on Form 10-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Francis J. Fitzpatrick, Corporate Controller of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Francis J. Fitzpatrick
Francis J. Fitzpatrick
Corporate Controller
March 31, 2003

This certification accompanies the above-described Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit
Number

Item 15. Exhibits and Reports on Form 8-K.

(a) Exhibits:

2.1 Asset Purchase Agreement, dated as of May 21, 2001, among BCP Ingredients, Inc. and DuCoa L.P., DCV, Inc. and DCV GPH, Inc. and certain related agreements (forms of which constitute Exhibits to the Asset Purchase Agreement) as executed. (The Disclosure Schedule identified throughout Asset Purchase Agreement, Schedule A to the Obligations Undertaking (list of contracts assumed by BCP Ingredients, Inc.) and the Power of Attorney and Security Agreement (referred to in Section 2.6 of the Asset Purchase Agreement) and Post-Closing Escrow Agreement (referred to in Sections 3.2.2 and 3.3.3 of the Asset Purchase Agreement), have been omitted. The Company agrees to furnish a copy of these documents on a supplemental basis to the Securities and Exchange Commission upon request.) (incorporated by reference to exhibit 2.1 to the Company's Current Report on Form 8-K dated June, 2001(the "2001 8-K".))

3.1 Composite Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 10-K")).

3.2 Composite By-laws of the Company.

4.1 Loan Agreement dated June 1, 2001 by and between Fleet National Bank and Balchem Corporation, Note dated June 1, 2001 from Balchem Corporation to Fleet National Bank, and Promissory Note (Revolving Line of Credit) dated June 1, 2001 from Balchem Corporation to Fleet National Bank (incorporated by reference to exhibit 4.1 to the 2001 8-K).

4.1.1 Amendment to Agreements No. 3, dated as of May 23, 2002, with respect to Loan Agreement dated June 1, 2001 by and between Fleet National Bank and Balchem Corporation and Amendment, dated December 27, 2002, to Loan Agreement dated June 1, 2001 by and between Fleet National Bank and Balchem Corporation.

4.2 Guaranty dated June 1, 2001 from BCP Ingredients, Inc. to Fleet National Bank (incorporated by reference to exhibit 4.2 to the 2001 8-K).

4.3 Security Agreement dated June 1, 2001 from Balchem Corporation to Fleet National Bank (incorporated by reference to exhibit 4.3 to the 2001 8-K).

4.4 Security Agreement dated June 1, 2001 from BCP Ingredients, Inc. to Fleet National Bank (incorporated by reference to exhibit 4.4 to the 2001 8-K).

10.1 Incentive Stock Option Plan of the Company, as amended, (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 33-35910, dated October 25, 1996, and to Proxy Statement, dated April 22, 1998, for the Company's 1998 Annual Meeting of Stockholders (the "1998 Proxy Statement")).*

10.2 Stock Option Plan for Directors of the Company, as amended (incorporated by reference to the Company's Registration Statement on Form S-8, File No. 33-35912, dated October 25, 1996, and to the 1998 Proxy Statement).*

10.3 Balchem Corporation 1999 Stock Plan (incorporated by reference to Exhibit A to Proxy Statement dated April 23, 1999 for the Company's 1999 Annual Meeting of Stockholders (the "1999 Proxy Statement")).*

10.4 Balchem Corporation 401(k)/Profit Sharing Plan, dated January 1, 1998 (incorporated by reference to Exhibit 4 to the Company's Registration Statement on Form S-8, File No. 333-4448, dated December 12, 1997).*

10.5 Employment Agreement, dated as of January 1, 2001, between the Company and Dino A. Rossi ((incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (the "2001 10-K")). *

10.6 Agreements dated as of April 1, 1993, January 1, 1995 and April 25, 1997, as amended, between the Company and Dr. Charles McClelland (incorporated by reference to Exhibit 10.5 to the 1999 10-K).*

10.7 Lease dated as of February 8, 2002 between Sunrise Park Realty, Inc. and Balchem Corporation (incorporated by reference to Exhibit 10.7 to the 2001 10-K).

21. Subsidiaries of Registrant (incorporated by reference to Exhibit 21 to the 2001 10-K).

23.1 Consent of KPMG LLP, Independent Auditors

* Each of the Exhibits noted by an asterisk is a management compensatory plan or arrangement.

Exhibit 23.1

Independent Auditors' Consent

The Board of Directors and Stockholders
Balchem Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-78355, 333-44489, 33-35912 and 33-35910) on Form S-8 of Balchem Corporation of our report dated February 5, 2003, relating to the consolidated balance sheets of Balchem Corporation and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002 and related schedule, which report appears in the December 31, 2002 annual report on Form 10-K of Balchem Corporation.

Our report described above refers to a change in accounting for goodwill and intangible assets in 2002.

KPMG LLP

Short Hills, New Jersey
March 31, 2003

Balchem Corporation Board of Directors

Dino A. Rossi
President and Chief Executive Officer

Hoyt Ammidon, Jr.
Managing Director
Berkshire Capital Corporation

Francis X. McDermott
Retired; President
Merck & Co., Specialty Chemical Group

Edward L. McMillan
Owner; McMillan LLC

Kenneth P. Mitchell
Retired; President and CEO
Oakite Products

Israel Sheinberg
Consultant, Sheinberg Associates;
Retired, Executive Vice President
Recognition Systems

Dr. Herb Weiss
Director Emeritus
Retired; President and CEO
Balchem Corporation

Corporate Information

Corporate Officers

Dino A. Rossi
President and CEO,
Chief Financial Officer,
Assistant Secretary, Treasurer

Frank J. Fitzpatrick
Corporate Controller
Assistant Secretary

David F. Ludwig
Vice President/General Manager
ARC Specialty Products

Winston A. Samuels
Vice President/General Manager
Balchem Encapsulates

Patricia Siuta-Cruce
Vice President, Technology

Nathan E. Assor
Golenbock, Eiseman, Assor, Bell & Peskoe
Secretary

Attorneys

Golenbock, Eiseman, Assor, Bell & Peskoe
437 Madison Avenue
New York, NY 10022

Independent Auditors

KPMG LLP
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Annual Meeting June 20, 2003
American Stock Exchange
86 Trinity Place
New York, NY 10006-1881

Shareholder Records
Inquiries relating to shareholder records, stock transfer, change of ownership, and change of address should be directed to the registrar, transfer and disbursing agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Shareholder Information
Jacqueline A. Powell
Investor Relations Coordinator

Balchem Corporation
P.O. Box 600
New Hampton, NY 10958
Telephone: 845.326.5635
Fax: 845.326.5702

Web Site: www.balchem.com
E-Mail: bcpexec@balchem.com

Stockholders may obtain, without charge, additional copies of Balchem Corporation's Form 10-K as filed with the Securities and Exchange Commission for 2002 by writing to Investor Relations, Balchem Corporation, P.O. Box 600, New Hampton, New York 10958.

This report contains forward-looking statements, which reflect Balchem's expectation or belief concerning future events that involve risks and uncertainties. Balchem can give no assurance that the expectations reflected in forward-looking statements will prove correct, and various factors could cause results to differ materially from Balchem's expectations, including risks and factors identified in Balchem's Annual Report on Form 10-K for the year ended December 31, 2002. Forward-looking statements are qualified in their entirety by the above cautionary statement.

B A L C H E M   C O R P O R A T I O N

P.O. Box 600, 52 Sunrise Park Road, New Hampton, NY 10958 | tel 845.326.5600 | toll free (in U.S.) 877.222.8811 | fax 845.326.5702
e-mail bcp@balchem.com
www.balchem.com